UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 29, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Consolidated financial statements at

December 31, 2017
and report of independent registered
public accounting firm

Management’s Report on Internal Control over Financial Reporting

1 The management of Fibria Celulose S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

2 The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Statutory Audit Committee, principal executive and principal financial officers, and effected by the Company’s Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as approved by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

3 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

4 The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2017 the Company’s internal control over financial reporting is effective.

São Paulo, January 26, 2018

/s/ Marcelo Strufaldi Castelli	/s/ Guilherme Perboyre Cavalcanti
Marcelo Strufaldi Castelli	Guilherme Perboyre Cavalcanti
Chief Executive Officer	Chief Financial Officer
and Investor Relations Officer

Report of independent registered public accounting firm

To the Board of Directors and Shareholders

Fibria Celulose S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fibria Celulose S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil
January 29, 2018

We have served as the Company’s auditor since 2002.

Fibria Celulose S.A.

Consolidated balance sheet at December 31

In thousands of Reais

	2017	2016

Assets
Current
Cash and cash equivalents (Note 9)	4,051,717	2,660,073
Marketable securities (Note 10)	2,619,424	2,033,159
Derivative financial instruments (Note 11)	124,340	256,723
Trade accounts receivable, net (Note 12)	1,193,157	634,987
Inventory (Note 13)	2,080,403	1,638,014
Recoverable taxes (Note 14)	272,623	144,182
Other assets	188,497	149,718

	10,530,161	7,516,856

Non-current
Marketable securities (Note 10)	162,254	5,688
Derivative financial instruments (Note 11)	323,952	242,323
Related parties receivables (Note 16)	9,924	9,777
Recoverable taxes (Note 14)	1,868,294	1,717,901
Advances to suppliers (Note 22)	645,460	664,381
Judicial deposits	180,883	198,657
Deferred taxes (Note 15)	752,545	1,210,541
Assets held for sale (Note 1(b) and Note 37)		598,257
Other assets	119,945	111,032

Investments (Note 17)	152,905	130,388
Biological assets (Note 18)	4,253,008	4,351,641
Property, plant and equipment (Note 19)	15,101,738	13,107,192
Intangible assets (Note 20)	4,592,262	4,575,694

	28,163,170	26,923,472

Total assets	38,693,331	34,440,328

Fibria Celulose S.A.

Consolidated balance sheet at December 31
In thousands of Reais	(continued)

	2017	2016

Liabilities and shareholders’ equity
Current
Loans and financing (Note 23)	1,692,905	1,138,287
Derivative financial instruments (Note 11)	151,571	245,839
Trade payables (Note 24)	3,110,462	1,866,831
Payroll, profit sharing and related charges	201,949	168,056
Taxes payable	246,388	85,573
Dividends payable	261,567	396,785
Other payables	124,965	121,750

	5,789,807	4,023,121

Non-current
Loans and financing (Note 23)	17,605,658	15,014,224
Derivative financial instruments (Note 11)	162,519	234,795
Deferred taxes (Note 15)		409,266
Provision for legal proceeds, net (Note 25)	165,944	189,892
Liabilities related to the assets held for sale (Note 1(b) and Note 37)		477,000
Other payables	319,474	274,350

	18,253,595	16,599,527

Total liabilities	24,043,402	20,622,648

Shareholders’ equity (Note 29)
Share capital	9,729,006	9,729,006
Share capital reserve	13,361	11,350
Treasury shares	(23,086)	(10,378)
Other reserves	1,608,867	1,599,640
Statutory reserves	3,249,015	2,421,456

Equity attributable to shareholders of the Company	14,577,163	13,751,074

Equity attributable to non-controlling interests	72,766	66,606

Total shareholders’ equity	14,649,929	13,817,680

Total liabilities and shareholders’ equity	38,693,331	34,440,328

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of profit or loss

Years ended December 31

In thousand of Reais, except for the income per shares

	2017	2016	2015

Net revenues (Note 32)	11,739,153	9,614,817	10,080,667
Cost of sales (Note 34)	(8,248,416)	(7,108,346)	(5,878,209)

Gross profit	3,490,737	2,506,471	4,202,458

Selling expenses (Note 34)	(547,232)	(481,306)	(437,253)
General and administrative (Note 34)	(285,707)	(275,797)	(265,621)
Equity in results of joint-venture	49	(751)	393
Other operating income and expense, net (Note 34)	(339,713)	(321,167)	24,347

	(1,172,603)	(1,079,021)	(678,134)

Income before financial income and expenses	2,318,134	1,427,450	3,524,324

Financial income (Note 33)	419,429	282,465	221,679
Financial expenses (Note 33)	(1,162,617)	(751,710)	(569,793)
Result of derivative financial instruments, net (Note 33)	237,561	700,927	(830,128)
Foreign exchange gain (loss) and indexation charges, net (Note 33)	(277,058)	1,384,535	(2,507,023)

	(782,685)	1,616,217	(3,685,265)

Income (loss) before income taxes	1,535,449	3,043,667	(160,941)

Income taxes
Current (Note 15 (b))	(315,865)	(53,265)	(684,246)
Deferred (Note 15 (b))	(126,240)	(1,326,786)	1,202,172

Net income for the year	1,093,344	1,663,616	356,985

Attributable to
Shareholders of the Company	1,085,265	1,654,848	342,185

Non-controlling interest	8,079	8,768	14,800

Net income for the year	1,093,344	1,663,616	356,985

Basic earnings per share (in Reais) (Note 36)	1.96	2.99	0.62

Diluted earnings per share (in Reais) (Note 36)	1.96	2.98	0.62

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of comprehensive income

Years ended December 31

In thousand of Reais

	2017	2016	2015

Net income for the year	1,093,344	1,663,616	356,985

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains (loss) on post-employment benefit obligations (Note 30(c))	11,481	(39,427)	8,721
Share of other comprehensive income - Veracel post-employment benefit obligations (Note 30(c))	(1,386)	(370)	(291)

	10,095	(39,797)	8,430

Tax effect regarding above items	(3,433)	13,530	(2,864)

	6,662	(26,267)	5,566

Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets (Note 17(b))
Ensyn Corporation (“Ensyn”)	1,566	(20,682)	31,853
CelluForce Inc. (“CelluForce”)	1,106	(522)
Spinnova Oy (“Spinnova”)	1,213

	3,885	(21,204)	31,853

Tax effect regarding above items	(1,320)	7,210	(10,830)

	2,565	(13,994)	21,023

Total other comprehensive income (loss) for the year, net of taxes	9,227	(40,261)	26,589

Total comprehensive income for the year, net of taxes	1,102,571	1,623,355	383,574

Attributable to
Shareholders of the Company	1,094,492	1,614,587	368,774

Non-controlling interest	8,079	8,768	14,800

	1,102,571	1,623,355	383,574

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Statement of changes in shareholders’ equity

Years ended December 31, 2017, 2016 and 2015

In thousands of Reais

	Capital				Other reserves	Statutory reserves			Retained
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Additional dividends proposed	earnings (accumulated deficit)	Total	Non- controlling interest	Total

As at January 1, 2015	9,740,777	(11,771)	3,920	(10,346)	1,613,312	311,579	2,916,566			14,564,037	51,668	14,615,705

Net income									342,185	342,185	14,800	356,985
Other comprehensive income					26,589					26,589		26,589
					26,589				342,185	368,774	14,800	383,574
Transactions with shareholders
Unclaimed dividends forfeited							158			158		158
Repurchase of shares				(32)						(32)		(32)
Stock option program (Note 31(ii))			11,554							11,554		11,554
Dividends declared - non-controlling interest (Portocel)											(3,516)	(3,516)
Dividends distributed							(2,110,854)			(2,110,854)		(2,110,854)
Minimum mandatory dividend - 25%									(81,269)	(81,269)		(81,269)
Additional dividend proposed								218,731	(218,731)
Legal reserve (Note 29(c))						17,110			(17,110)
Investment reserve appropriation (Note 29(c))							25,075		(25,075)

As at December 31, 2015	9,740,777	(11,771)	15,474	(10,378)	1,639,901	328,689	830,945	218,731		12,752,368	62,952	12,815,320

Net income									1,654,848	1,654,848	8,768	1,663,616
Other comprehensive income					(40,261)					(40,261)		(40,261)
					(40,261)				1,654,848	1,614,587	8,768	1,623,355
Transactions with shareholders
Stock option program (Note 31(ii))			(4,124)							(4,124)		(4,124)
Dividends declared — non-controlling interest (Portocel)											(5,114)	(5,114)
Dividends distributed								(218,731)		(218,731)		(218,731)
Minimum mandatory dividend — 25% (Note 29)									(393,026)	(393,026)		(393,026)
Legal reserve (Note 29(c))						82,743			(82,743)
Investment reserve appropriation (Note 29(c))							1,179,079		(1,179,079)

As at December 31, 2016	9,740,777	(11,771)	11,350	(10,378)	1,599,640	411,432	2,010,024			13,751,074	66,606	13,817,680

Net income									1,085,265	1,085,265	8,079	1,093,344
Other comprehensive income					9,227					9,227		9,227
					9,227				1,085,265	1,094,492	8,079	1,102,571
Transactions with shareholders
Unclaimed dividends forfeited							44			44		44
Repurchase of shares (Note 29(d))				(17,046)						(17,046)		(17,046)
Stock option program (Note 31(ii))			3,090							3,090		3,090
Exercise of stock option program			(1,079)	4,338						3,259		3,259
Dividends declared - non-controlling interest (Portocel)											(1,919)	(1,919)
Minimum mandatory dividend - 25% (Note 29(b))									(257,750)	(257,750)		(257,750)
Legal reserve (Note 29(b) and (c))						54,263			(54,263)
Investment reserve appropriation (Note 29(c))							773,252		(773,252)

As at December 31, 2017	9,740,777	(11,771)	13,361	(23,086)	1,608,867	465,695	2,783,320			14,577,163	72,766	14,649,929

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of cash flows

Years ended December 31

In thousand of Reais

	2017	2016	2015

Income (loss) before income taxes	1,535,449	3,043,667	(160,941)

Adjusted by
Depreciation, depletion and amortization (Note 34)	2,149,305	1,922,741	1,827,097
Depletion of timber resources from forestry partnership programs (Note 22 and Note 34)	55,692	60,702	65,141
Foreign exchange (gain) loss and indexation charges, net (Note 33)	277,058	(1,384,535)	2,507,023
Change in fair value of derivative financial instruments	(237,561)	(700,927)	830,128
Equity in results of joint-venture	(49)	751	(393)
Loss (gain) on disposal of property, plant and equipment and biological assets, net (Note 34)	35,782	31,342	(135,347)
Gain on sale of investment - Losango Project (Note 1(b))	(61,648)
Interest and gain/losses from marketable securities	(273,379)	(185,832)	(128,825)
Interest expense	966,598	608,661	470,139
Change in fair value of biological assets (Note 18 and Note 34)	326,349	212,248	(184,583)
Impairment of recoverable taxes - ICMS (Note 14)	114,383	96,524	247,870
Tax credits	(4,742)	(6,600)
Stock option program	3,090	(4,124)	11,554
Transaction costs and other	76,070	22,126	8,124

Decrease (increase) in assets
Trade accounts receivable	(512,529)	2,481	207,542
Inventory	(107,639)	(47,110)	(213,897)
Recoverable taxes	(386,012)	39,972	(261,544)
Other assets	(122,848)	(53,515)	(85,573)

Increase (decrease) in liabilities
Trade payables	1,195,197	1,213,678	(67,037)
Taxes payable	(200,423)	(428,478)	(100,509)
Payroll, profit sharing and related charges	33,892	(2,600)	35,617
Other payables	50,336	29,410	(18,159)

Cash provided by operating activities	4,912,371	4,470,582	4,853,427

Interest received	275,362	166,188	107,532
Interest paid	(1,046,117)	(606,282)	(405,546)
Income taxes paid	(35,855)	(106,411)	(76,395)

Net cash provided by operating activities	4,105,761	3,924,077	4,479,018

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of cash flows
Years ended December 31
In thousand of Reais	(continued)

	2017	2016	2015

Cash flows from investing activities
Acquisition of property, plant and equipment, intangible assets and forests	(4,636,308)	(6,087,674)	(2,357,307)
Advances for acquisition of timber from forestry partnership program (Note 22)	(36,388)	(94,496)	(608)
Proceeds from sale of investment - Losango Project (Note 1(b))	201,999
Subsidiary incorporation - Fibria Innovations			(11,630)
Cash paid for acquisition of investment - Spinnova (Note 17(b))	(18,633)
Marketable securities, net	(744,814)	(539,199)	(714,065)
Cash paid for acquisition of investment - CelluForce		(13,379)
Cash paid for additional acquisition of investment			(19,593)
Capital increase on joint-venture		(3,267)
Proceeds from sale of property, plant and equipment	26,658	12,619	207,643
Derivative transactions settled (Note 11(c))	121,770	(145,446)	(419,631)
Others			(9)

Net cash used in investing activities	(5,085,716)	(6,870,842)	(3,315,200)

Cash flows from financing activities
Borrowings (Note 23)	8,498,973	7,741,537	3,087,989
Repayments of principal (Note 23)	(5,710,288)	(2,746,808)	(1,800,670)
Repurchase of shares (Note 29(d))	(17,046)
Exercise of stock option program	3,259
Dividends paid	(394,842)	(306,376)	(2,147,840)
Others	6,719	(3,837)	7,879

Net cash provided by (used in) financing activities	2,386,775	4,684,516	(852,642)

Effect of exchange rate changes on cash and cash equivalents	(15,176)	(155,329)	305,408

Net increase in cash and cash equivalents	1,391,644	1,582,422	616,584

Cash and cash equivalents at beginning of year	2,660,073	1,077,651	461,067

Cash and cash equivalents at end of year	4,051,717	2,660,073	1,077,651

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017
In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in these consolidated financial statements as the “Company”, “Fibria”, or “we”. We have the legal status of a corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the Brazilian stock exchange (B3 S.A. - Brasil Bolsa Balcão (“B3”)) and the New York Stock Exchange (NYSE) and we are subject to the regulatory requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the U.S. Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul.

We operate in a single operating segment, which is the production and sale of short fiber pulp from our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Eunápolis (State of Bahia) (Veracel Celulose S.A. (“Veracel”), a jointly- controlled entity).

The pulp produced for export is delivered to customers by sea, under long-term contracts with shipping companies, through the ports of Santos, located in the State of São Paulo and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A. (“Portocel”)). Until the end of the first semester of 2018, the startup of the Terminal Macuco located in the port of Santos is expected, State of São Paulo, as the concession contract was signed in 2016, for a 25 year period (renewable for 25 years), to be operated by our subsidiary Fibria Terminal de Celulose de Santos SPE S.A.

(b)                                Losango project assets

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares (unaudited) of land owned by Fibria and approximately 39 thousand hectares (unaudited) of planted eucalyptus and leased land, all located in the state of Rio Grande do Sul, in the amount of R$615 million.

On March 31, 2017 the Purchase and Sale Agreement was amended to transfer to CMPC of 100% of Losango-FBR Florestal Ltda.’s shares (“Losango-FBR”) (owner of the biological assets) and of 49% of Losango-RS Administração e Participações Ltda’s shares (“Losango-RS”) (owner of the rural estates - lands), after the completion of the transfer of the rural estates’ titles and the approval of the transaction by the National Defense Counsel (“Conselho de Defesa Nacional - CDN”).

Thus also on March 31, 2017, the Company received, R$ 201,999, being: (i) R$ 50,000 in cash and (ii) R$ 151,999 through a credit in an escrow account which is in Fibria’s entitlement and that will be released after the obtainment of the approvals mentioned below and of other precedent conditions for the conclusion of the Losango Project. The updated amount in the escrow account as at December 31, 2017 was R$ 162,254 (Note 10).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017
In thousands of Reais, unless otherwise indicated

The remaining 51% of the Losango-RS’ shares will be transfer to CMPC after the approval by the National Institute of Colonization and Agrarian Reform (“Instituto Nacional de Colonização e Reforma Agrária - INCRA”) and other agencies, without the receipt of any additional value by the Company.

The ownership of 51% in the Losango-RS’s capital is not considered as a business under the accounting perspective, once it does not meet the definition of business as established by the existing accounting standards and, for this reason, we do not present any corresponding value in our accounting balances.

As a result of the transfer of these assets to CMPC, the Company recognized the accounting effects related to the sale, generating a gain on sale that was recognized under “Other operating income and expense, net” in the Statement of profit or loss (Note 37), as following:

Proceeds from sale (*)	678,999
(-) Costs of investments derecognized, classified as “Assets held for sale”	(598,257)
(-) Expenses on sales (obtainment of licenses, register of the estates and others)	(19,094)

(=) Gain on sale before income tax and social contribution	61,648

(-) Income tax and social contribution expense - 34%	(20,960)

(=)Gain on sale, net of income tax and social contribution	40,688

(*)    The amount was received as follows: payments in advance of R$ 470,000 and R$ 7,000 in December 2012 and November 2014, respectively and, the transfer of R$ 201,999 in March 2017, as abovementioned.

(c)                                 Expansion plan of the Três Lagoas Unit

On May 14, 2015, the Board of Directors approved the “Horizonte 2” Project for the construction of the second Três Lagoas pulp production line.

The Horizonte 2 Project consists of a new bleached eucalyptus pulp production line with a capacity of 1.95 million tons (unaudited) per year and an investment of R$ 7.3 billion (US$2.3 billion). On August 23, 2017, the operations of Horizonte 2 Project started.

The Project was financed by the Company’s operating cash flows and financing agreements negotiated with financial institutions.

(d)                                Merger of its subsidiary Fibria-MS Celulose Sul Mato-Grossense Ltda. (“Fibria-MS”),

On December 31, 2017, in order to simplify our corporate structure, the Company performed the merger of its subsidiary Fibria-MS, whose equity’s value was evaluated through the net book equity value. The merger did not produce effects on the Company’s consolidated financial statements once 100% of the Fibria-MS’s capital was held by the Company. The merger was approved in the Extraordinary General Meeting held on December 18, 2017.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017
In thousands of Reais, unless otherwise indicated

We present below a summary of the main account groups of balance sheets of Fibria-MS as of December 31, 2017.

Assets

Current
Cash and cash equivalents	108,549
Marketable securities	230,890
Derivative financial instruments	1,118
Trade accounts receivable, net	925,481
Inventory	635,679
Recoverable taxes	95,858
Other assets	98,994

2,096,569

Non-current
Derivative financial instruments	27,305
Recoverable taxes	236,636
Advances to suppliers	204,371
Other assets	20,435

Biological assets	1,851,055
Property, plant and equipment	8,686,398
Intangible assets	15,741

11,041,941

Total assets	13,138,510

Liabilities and shareholders’ equity

Current
Loans and financing	207,818
Trade payables	1,015,698
Payroll, profit sharing and related charges	54,620
Taxes payable	103,670
Related parties	499,702
Other payables	44,216

1,925,724

Non-current
Loans and financing	3,737,479
Deferred taxes	378,936
Provision for legal proceeds, net	45,286
Other payables	123,961

4,285,662

Total liabilities	6,211,386

Shareholders’ equity	6,927,124

Total liabilities and shareholders’ equity	13,138,510

2                                        Presentation of financial statements and summary of significant accounting policies

2.1                              Financial statements - basis of preparation

The financial statements have been prepared under the accounting basis of business continuity and the historical cost convention, as modified by available-for-sale financial assets, other assets, financial liabilities (including derivative instruments) and biological assets measured at fair value.

(a)                                Accounting policies adopted

The Company’s consolidated financial statements have been prepared and are being presented in accordance with and in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Fibria’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b)                                Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors and Fibria’s Management on January 29, 2018.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017
In thousands of Reais, unless otherwise indicated

2.2                              Consolidation

2.2.1                    Consolidated financial statements

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss in value (impairment) of the asset transferred. Accounting policies of subsidiaries have been modified where necessary to ensure consistency with the policies adopted by the Company.

(a)                                Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which Fibria has the power to govern the financial and operating policies of the entity, generally through a majority voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Fibria controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases.

The exclusive controlled investment fund is consolidated.

(b)                                Joint operations

Veracel Celulose S.A. (“Veracel”), Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and VOTO — Votorantim Overseas Trading Operations IV Limited (“VOTO IV”) are joint operations, accordingly, assets, liabilities, revenue and expenses are recognized in relation to the interest in the joint operation.

None of the jointly-operated entities have publicly traded shares.

The Company does not have any significant restrictions or commitments with regards to its jointly-operated entities.

The balance of assets, liabilities and net revenue at December 31, 2017 and 2016 of the jointly-operations are separately presented (Note 17(a)).

(c)                                 Associated companies and joint ventures

Associates are all entities over which the Company has significant influence but not control or joint control, generally with an ownership percentage between 20% and 50% through voting rights.

Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

Currently the Company has a 50% share in the joint venture F&E Technologies LLC, an US incorporated entity.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017
In thousands of Reais, unless otherwise indicated

(d)                                Subsidiaries and jointly-operated entities

The subsidiaries and jointly-operated entities included in the consolidation are as follows:

	Percentage of total capital
	2017			2016
	Direct	Indirect	Total	Total

Companies located in Brazil
Asapir (i)	50		50	50
Fibria-MS (ii)				100
Fibria Terminais Portuários S.A.	100		100	100
Fibria Terminal de Celulose de Santos SPE S.A.	100		100	100
F&E Participações Ltda.	100		100	100
F&E Tecnologia do Brasil S.A.		100	100	100
Portocel	51		51	51
Projetos Especiais e Investimentos S.A.	100		100	100
Veracel (i)	50		50	50

Companies located abroad
Fibria Celulose (USA) Inc.	100		100	100
Fibria Innovations Inc.	100		100	100
Fibria International Trade GmbH		100	100	100
Fibria Overseas Finance Ltd.	100		100	100
Fibria Overseas Holding KFT.	100		100	100
Fibria Trading International KFT.	48.3	51.7	100	100
VOTO IV (i)	50		50	50

(i)        Jointly-operated entities, as detailed in Note 2.2.2 (b).

(ii)     On December 31, 2017, in order to simplify our corporate structure, the Company performed the incorporation of its subsidiary Fibria-MS Celulose Sul Mato-Grossense Ltda. (“Fibria-MS”), whose equity’s value was evaluated through the accounting criteria. The incorporation did not produce effects on the Company’s consolidated financial statements once 100% of the Fibria-MS’s capital was held by the Company. The incorporation was approved in the Extraordinary General Meeting held on December 18, 2017.

2.3                              Segregation of assets and liabilities between current and non-current

Current assets or liabilities are those for which expectation for realization or disbursement is no more than 12 months after the balance sheet date.

2.4                              Foreign currency translation

(a)                                Functional and presentation currency

The Brazilian Real (“Real”, “Reais” or “R$”) is the functional and presentation currency of the Company.

(b)                                Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the date of valuation when re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

exchange rates of monetary assets and liabilities denominated in foreign currencies are presented as “Foreign exchange gain (loss) and indexation charges, net” in the Statement of profit or loss.

2.5                              Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturities up to 90 days and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value.

2.6                              Financial assets

2.6.1                    Classification, recognition and measurement

The Company classifies its financial assets in the following categories: (a) at fair value through profit or loss (b) held-to-maturity investments, (c) loans and receivables and (d) available for sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Regular purchases and sales of financial assets are recognized on the trade date — the date on which Fibria commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership.

(a)                                Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise the financial assets held for trading and the derivative financial instruments, including embedded derivatives and are initially recognized at fair value, and the transaction costs are recorded in the Statement of profit or loss. Changes in fair value are recognized in the profit or loss under “Financial income” or “Financial expenses”, depending of the results obtained, for non-derivative instruments, and under “Result of derivative financial instruments” for derivative instruments.

(b)                                Held-to-maturity investments

The held-to-maturity investments comprise the investments in non-derivative instruments that the Company has the capability and intention to hold until maturity and are measured initially at fair value, including cost of the transaction and subsequently at amortized cost. The Company evaluates whether there is objective evidence that a financial asset or a group of financial assets is registered above its recovery value.

(c)                                 Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, comprise the “Trade account receivables”, “Related parties receivables” and “Cash and cash equivalents” and are carried at amortized cost using the effective interest method.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(d)                                Available-for-sale financial assets

Available-for-sale financial assets are non-derivative instruments that are either designated in this category or not classified in any of the other categories. The changes in the fair value of the available for sale financial asset are recognized as follow: (i) the effect of foreign currency exchange and changes in the fair value of the investment are recognized directly in “Other comprehensive income” in equity; and (ii) the effect of foreign currency exchange and changes in the fair value of the warrant of acquire shares are recognized in profit or loss of the year.

2.6.2                    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.6.3                    Impairment of financial assets

(a)                                Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired only if there is objective evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

•             significant financial difficulty of the issuer or debtor;

•             a breach of contract, such as a default or delinquency in interest or principal payments;

•             where Fibria, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise receive;

•             it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•            the disappearance of an active market for that financial asset because of financial difficulties;

•             observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the Statement of profit or loss.

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

rating), the reversal of the previously recognized impairment loss is recognized in the Statement of profit or loss.

(b)                                Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available for sale, a significant or prolonged decline in the fair value of the equity below its cost is also evidence that the assets are impaired. If any such evidence exists for available for sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized other comprehensive income — will be recognized in profit or loss.

2.7                              Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded in “Result of derivative financial instruments” in the Statement of profit or loss.

Embedded derivatives in non-derivative host contracts are required to be separated when their risks and characteristics are not-closely related to those of host contracts and these are not measured at fair value through profit or loss.

Non-option embedded derivative are separated from the host contracts in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition.

Even though the Company uses derivatives to mitigate risks, hedge accounting has not been applied in the periods presented. The fair value of derivative instruments is disclosed in Note 11.

2.8                              Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company’s normal business, less a provision for impairment, if necessary.

The calculation of the provision is based on a reasonable estimate to cover expected probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees.

In performing such analysis of impairment, our Treasury Department examines on a monthly basis the maturity of receivables from domestic and foreign customers and identifies those customers with overdue balances assessing the specific situation of each client including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation and the legal processes in the event of execution. As a result of this analysis management determines the amount to be recorded as an impairment.

The recognition and reversal of a provision for trade receivables is recorded as “Selling expenses” in the Statement of profit or loss.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

2.9                              Inventory

Inventory is stated at the lower of average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses.

The raw materials derived from biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from biological assets to inventory.

Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less selling expenses.

2.10                       Current and deferred income tax and social contribution

Taxes on income comprise current and deferred tax. Tax is recognized in the Statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income. In this case the tax is recognized directly in shareholders’ equity in other comprehensive income.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by Fibria and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

2.11                       Intangible assets

(a)                                Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities acquired and the fair value of the non-controlling interest in the acquired. Goodwill is recorded in intangible assets. Goodwill impairment reviews are undertaken annually or more

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. An impairment charge is recognized immediately as an expense and is not subsequently reversed. Gains and losses on sale of subsidiaries include the accounting value of the goodwill related to the subsidiary sold.

Goodwill is allocated to Cash Generating Units (“CGUs”) or groups of CGUs. The allocation is made to the CGUs or group of CGUs which will benefit/from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(b)                                Database

The database represents the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz Celulose S.A. (“Aracruz”) acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

The database was recognized at fair value at the acquisition date; it has a definite useful life and is recorded at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the Statement of profit or loss in “Other operating income and expense”.

(c)                                 Relationship with suppliers

This relates to the contracts that the Company has for the supply of chemical products, arising from the Aracruz acquisition.

This asset was recorded at fair value on the acquisition date, it has a definite useful life and is subsequently recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 6.3%.

(d)                                Development and implementation of systems (software)

The costs directly attributable to the development and testing of identifiable and unique software, controlled by Fibria, are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software for it to be available for use; (ii) management intends to complete the software and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it will provide probable future benefits that can be demonstrated; (v) suitable technical, financial and other resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured.

Software development costs are amortized over their estimated useful lives at an annual rate of 20%.

2.12                       Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are described in Note 19. Land is not depreciated.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset. Renovations are depreciated over the remaining useful life of the related asset.

Repairs and maintenance are expensed when incurred.

Loans and financing costs are capitalized during the period necessary to execute and prepare the asset for its intended use (Note 19).

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset’s book value is immediately written down to its recoverable amount if it is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized as “Other operating income and expense” in the Statement of profit or loss.

2.13                       Leases

At the inception of an agreement the Company determines whether a contract or set of contracts is or contains a lease when: (i) the performance of the contract is dependent upon the use of that specified asset and, (ii) the contract gives the Company the right of use of the asset.

Leases of property, plant and equipment in which the Company assumes substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding leasing liability.

Leases in which substantially all of the ownership risks and benefits are retained by the lessor are classified as operating leases.

The minimum payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term. The contingent values of payment (those that are not a fixed amount but are based in the future amount of a factor such as volume of standing timber) are accounted in the periods where they are incurred.

Operational leases are recognized in profit and loss except for those related to land leased for forest plantations which are capitalized as part of the cost of biological assets.

2.14                       Biological assets

Biological assets are measured semi-annually (June and December) at fair value, net of estimated costs to sell. Depletion is calculated based on the total volume harvested. The fair value of the biological assets is estimated by Company’s management and the counter entry of the valuation is recorded in “Other operating income and expense”.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. The cycle of harvesting following replanting occurs between six and seven years.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

2.15                       Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured by the sum of consideration transferred, measured at fair value on the acquisition date. The costs directly attributable to the acquisition are recorded as expense when incurred.

Initially, the goodwill is measured as the surplus of the consideration transferred in relation to the net assets acquired at fair value. After initial recognition, the goodwill is measured at cost, less any accumulated impairment.

2.16                       Impairment of non-financial assets other than goodwill

Assets that are subject to amortization are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17                       Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the  invoiced amount.

2.18                       Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the Statement of profit or loss over the period of the loans and financing using the effective interest rate method.

The premium paid in the repurchase of Bonds are presented as financing activities in the Statement of Cash Flows, when applicable.

2.19                       Employee benefits

(a)                                Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, under defined contribution plans to which the Company pays fixed contributions and for which it has no legal liability to make additional contributions if the fund does not have sufficient assets to honor the benefits due to employees for service in the current and prior periods.

Contributions represent net costs and are recorded in the Statement of profit or loss in the period in which they are due.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Health care (post-retirement)

Some of Fibria’s subsidiaries used to provide post-retirement health care benefits in the form of a lifetime benefit to a specific group of employees which has since been discontinued and closed to new participants from July 2007.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. Management’s estimate of the defined benefit obligation is calculated annually together with independent qualified actuaries. The present value of the defined benefit obligation is determined through discounted future cash outflows (Note 30(c)).

Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit or loss. Actuarial gains and losses are recognized directly in shareholder’s equity, in “Other comprehensive income”.

(c)                                 Profit-sharing and bonus plans

As from 2015, the provisions for bonuses and profit-sharing programs are calculated based on qualitative and quantitative targets established by management and are recorded with a charge to the Statement of profit or loss under “Other operating income and expense”.

(d)                                Share-based compensation

(i)                                   Phantom Share Plan

The Company offers a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and an established measurement date. The plan consists of cash payments, not involving the issue and/or delivery of shares for purposes of the plan. The Company’s CEO, statutory and non-statutory officers and the general managers are eligible for the plan.

The provisions are recorded with a charge to the Statement of profit or loss under “Other operating income and expense”, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period.

(ii)                               Stock Options Plan

The Company operates an equity-settled arrangement under which it receives services from employees as consideration for equity instruments (stock options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized in the Statement of profit or loss under “Other operating income (expenses), net”, against to the capital reserve. The Company’s CEO, statutory and non-statutory officers and general managers are eligible for the plan.

The total amount expensed is determined by reference to the fair value of the options granted, including any market performance conditions and the impact of any non-vesting conditions and excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions include assumptions about the number of options that are expected to vest.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. If necessary, we recognize the impact of the revision to original estimates in the Statement of profit or loss, with a corresponding adjustment to shareholders’ equity.

The assumptions and model used to estimate the fair value of share-based compensation plans are presented in Note 31(ii).

2.20                       Contingent assets and liabilities

Assets, previously treated as contingent, are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappealable court decisions have been obtained and for which the value can be measured. Contingent assets, for which such conditions are not met, are only disclosed in the notes to the financial statements when material.

Contingent liabilities are provided to the extent that the Company expects that is probable that it will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provisioned based on the historical percentage of disbursements. Tax and civil contingent liabilities assessed as remote losses are neither accrued nor disclosed.

2.21                       Asset retirement obligations

These primarily relate to future costs for the decommissioning of industrial landfill and related assets. A provision is recorded as a long-term obligation against fixed assets. The provision and the corresponding asset are initially recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate. The asset is depreciated on a straight-line basis over the useful life of the principal. Depreciation is recorded in the Statement of profit or loss.

2.22                       Revenue recognition

Fibria recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to the entity; and (iii) when specific sales criteria have been met  including transfer of property and transfer of the risk of the product to the client.  The latter is based on “Incoterm” (pre-defined commercial terms published by the International Chamber of Commerce) parameters and confirmation of available credit by the customer in order for the sale to be consummated. Revenue is the net amount after deduction of taxes, discounts and sales returns.

(a)                                Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)                                    Domestic market - sales are mainly made on credit. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or at its own premises, at which point risk and rewards of

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

ownership are transferred.

(ii)                                 Export market - export orders are normally supplied from third party warehouses located near strategic markets; sales are mainly made on credit. Revenue is recognized as per the “Incoterm” parameters.

(b)                                Financial income

Financial income is recognized on an accrual basis, using the effective interest method, and to the extent that realization is probable.

2.23                       Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability based on the Company’s by-laws and in the dividend policy. Any amount that exceeds the minimum mandatory dividend is highlighted in the statement of changes in shareholders’ equity as “Additional dividends proposed” until approval by the shareholders at the general meeting.

2.24                       Non-current assets held for sale

The Company records assets held for sale as non-current assets when the asset (or disposal group of assets) is available for immediate sale in its present condition and subject only to terms that are usual and customary for sales of such assets and the sale is highly probable.

The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognized in the Statement of profit or loss. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized.

The depreciation of an asset (or group of assets) stops when it is classified as held for sale. The assets and liabilities of a disposal group classified as held for sale are presented separately and are not offset and presented as a single amount.

2.25                       New standards, amendments and interpretations issued by IASB

The standards below have been issued and are effective for future periods, as from January 1, 2018. We have not early adopted these standards.

Standard	IFRS 9 - Financial Instruments
Effective date	January 1, 2018
Main points introduced by the standard

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than in the Statement of profit or loss.

Impacts of the adoption

The Company assessed the changes introduced by the standard and concluded that its adoption will not bring significant impacts, mainly regarding the measurement of the financial instruments when compared to the principles of the IAS 39.

The main impacts are related to the financial asset’s classification. Once IFRS 9 has changed the categories for classification of the financial assets, eliminating the categories held-to-maturity, loans and receivables and available for sale, the financial assets will be classified in one of the following categories: at amortized cost (cash and cash equivalents, trade accounts receivable, other and marketable securities, for the agrarian debt bonds), at fair value through other comprehensive income (other investments - fair value method) or, at fair value through profit or loss (derivative financial instruments, warrant to acquire ensyn’s shares and others marketable securities).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

Furthermore, some aspects regarding the presentation and the disclosure of the financial instruments in the financial statements might be changed in order to reflect the new concepts introduced by the IFRS 9.

Standard	IFRS 15 - Revenue recognition
Effective date	January 1, 2018
Main points introduced by the standard	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.
Impacts of the adoption

The Company assessed the principles and changes introduced by the new standard and concluded that its adoption will not bring impacts on the timing for the revenue recognition from contracts with customers, as well on the measurement, presentation and disclosure in the financial statements.

The existing impacts are related to the revision of internal documents and the creation and/or modification of the procedures, with the purpose of ensuring that new contracts with customers are properly evaluated and accounted according to the concepts of the IFRS 15.

Standard	IFRS 16 — Leases
Effective date	January 1, 2019
Main points introduced by the standard

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).
Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

Impacts of the adoption

The Company´s evaluation of the impacts of the new standard is in progress. Our assessment is being conducted in several areas of the Company in order to identify the existing contracts, as well as the environmental of internal controls and systems impacted by the adoption of the new standard.

There are no other IFRS or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations.

3                                        Critical accounting estimates and assumptions

The Company makes estimates concerning the future based on assumptions. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes that the estimates and assumptions that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are those addressed below.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(a)                                Deferred tax assets and deferred tax liabilities

The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, our deferred tax asset could be reduced and, then the effective tax rate would increase.

The Company has had a history of recurring taxable income, which has recently been offset by net operating loss carryforward assets. The Company’s management believes, based on projections of income approved at the appropriate levels, that it is probable the deferred tax asset will be fully realized.

(b)                                Employee benefits

The current value of the obligations under the healthcare plan depends on a number of factors that are determined based on actuarial calculations using various assumptions. The discount rate is one of the assumptions used in determining the net cost (revenue) of the actuarial obligations due, which is based on returns offered by Brazilian Government Bonds, which are denominated in the currency in which the benefits will be paid and that have terms to maturity similar to the terms of the obligations of the healthcare plan (Note 30).

The liability for share-based compensation regarding to Phantom Share Plan plan is recorded at its estimated fair value which is calculated by the Company using the closing price of the Company’s share. The fair value of each option granted under the Stock Option plan is estimated at the grant date based on the Black & Scholes option pricing model. Any changes in the assumptions used for calculating the liability will affect the amount recorded at the balance sheet date.

(c)                                 Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. The Company also uses its judgment to define scenarios and the assumptions for sensitivity analyses (Note 5).

Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect the financial position of the Company.

(d)                                Biological assets

The calculation of the fair value of biological assets takes into consideration various assumptions which require a high degree of judgment. Any changes in these assumptions, would have an impact on the discounted cash flow result, resulting in an appreciation or devaluation of these assets (Note 18).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

The main assumptions used by Management to calculate the fair value of the biological assets and the correlation between changes in such premises and the fair value of the biological assets, are described as follows:

Assumptions used	Impact on fair value of the biological assets

Actual planted area (hectare)	Increase of the premise, increase the fair value
Average annual growth (IMA) - m3/hectare	Increase of the premise, increase the fair value
Net average sale price - R$/m3	Increase of the premise, increase the fair value
Remuneration of own contributory assets - %	Increase of the premise, decrease the fair value
Discount rate - %	Increase of the premise, decrease the fair value

For the assumption called “actual planted area”, we consider that the immature forests (up to two years from the date of planting) are maintained at historical cost, as a result of the Management’s understanding that during this period, the historical cost of biological assets approximates their fair value.

The assumption regarding the “net average sale price” of biological assets (measured in R$/m³) is supported only in market prices research, in order to maximize the usage of external and independent data to measure the fair value of the forests.

(e)                                 Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities for impairment. Whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount (Note 38(b)).

(f)                                  Contingent assets, contingent liabilities and legal obligations

The Company is currently involved in certain labor, civil and tax proceedings. The provision for legal proceeds is recorded based on Management’s evaluation and on the advice of internal and external legal counsel, and are subject to a high level of judgment (Note 25).

(g)                                Goodwill impairment

The Company performs impairment tests at least annually, or more frequently when events or changes in circumstances may indicate that the carrying amount of cash-generating units to which goodwill has been allocated might not be recoverable (Note 2.16). The recoverable amount of CGUs is determined based on calculations of the value in use, which involves significant estimates (Note 38(a)).

4                                        Risk management

The Company’s activities expose it to a variety of risks.  Management classifies the risks inherent to its business in the following categories:

(a)                                Financial risks - corresponds to inadequate cash management, use of resource in new operations,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

unknown risks, with greater complexity and/or high risk (items 4.2.1(a), 4.2.1(b) and 4.2.1(c)).

(b)                                Compliance risk - corresponds to legal or regulatory penalties, financial losses or reputational damage that the Company may face due to regulatory noncompliance and include social and environmental, labor and tax risk assessments.

(c)                                 Operational risk - results from the lack of consistency or adequacy of information systems, processing and operational controls, asset management failures, or cash flow management, or from potential frauds that affect the activities of the Company.

(d)                                Strategic risk - results from internal and external events that affect the reputation and sustainability of the Company, such as the risks related to the lack of capability or ability by the Company in response to changes that can impact the achievement of the strategic subjects.

4.1                              Social and environmental risks

(a)                                Risks associated with climate changes

Our activities are exposed to the potential effects of climate changes, which may affect the equilibrium of the ecosystems, the productivity of the forest and the availability of water and energy.

Fibria manages and operates its forest and industrial activities through the adoption of controls and monitoring tools, such as agronomic studies, genetic improvement for the production of eucalyptus that contemplate genetic modifications to  adapt to different climatic conditions, monitoring of water consumption in forested areas, among others.

(b)                                Environmental risks

(i)                                    Management of water resources - Fibria constantly monitors the situation in the watersheds where it operates with respect to water quantity and quality that might affect the Company’s forest management. Use of water by the industrial plants is governed by the environmental legislation of each location and the licensing requirements of each plant. All our facilities operate under proper and valid licenses.

(ii)                                 Forest protection - protection of the forests against pests, disease, weeds and fires is based on a strategy involving continuous cycles of prevention, monitoring and control. The Company has ongoing efforts to select and plant increasingly resistant plant strains, and is also concerned with preserving an ecological balance and acquiring know-how to improve its forest management.

(iii)                              Biodiversity - the Company’s forestry activities are licensed by the relevant regulatory bodies and socio- environmental planning activities are performed. Areas of native forest species are interspersed with eucalyptus plantations. Fibria strives to maintain its protected areas to conform to the Legal Reserves, Permanent Preservation Areas (APPs) and Private Natural Heritage Reserves (RPPNs) through the protection, restoration, management and integration of those areas with its forest activities. The Company also seeks to minimize external and degradation elements that may affect these areas.

(iv)                             Waste - Fibria is undertaking efforts to recycle pulp production waste by transforming them in products that can be used in the forestry area. This practice generates both environmental and economic benefits, with reduction in disposal of waste in landfills and replacing supplies with recycled waste in the silviculture operations.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(c)                                 Impacts on communities

Fibria is committed to support communities with different economic, social and cultural backgrounds, which are affected positively or negatively and in different degrees, by the cultivation of eucalyptus trees. In order to maintain a healthy relationship with all communities, the Company has developed a plan to monitor these neighboring populations and classified them based on their degree of relationship with the Company. The relationship model has been implemented in all the forestry operations with respect to the silviculture and harvest activities.

(d)                                Contracting with suppliers

In order to mitigate the risk of our suppliers hiring child or forced labor, we require suppliers to provide a formal confirmation with respect to this matter.

Two other mandatory requirements to engage our suppliers are compliance with the environmental policies of Fibria and with the criteria for safe transportation (Safe Road Program). All contracts with suppliers and other business partners incorporate our Code of Conduct or refer to it. The Code reinforces the prohibition of discriminatory practices or violation of existing legislation. The process to certify approval of suppliers is renewed every two years.

4.2                              Financial risks

4.2.1                    Factors of financial risks

Fibria’s activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of sales are denominated in U.S. Dollars, while costs/expenses are predominantly incurred in Reais. Accordingly, there is a currency mismatch between costs/expenses and revenues.

Our overall risk management program focuses on minimizing, mitigating or transferring exposures to market risks. In this context, derivatives are used exclusively for economic hedge purposes as follows: (i) cash flow hedge against currency mismatching; (ii) cash flow hedge of debt and interest payments against interest and exchange rate volatility; and (iii) hedge against volatility in the price of pulp or other risk factors.

The execution of the operations to mitigate market risks is carried out by a central Treasury department following policies approved by the Board of Directors. The control of risks and monitoring of compliance with the policies is performed by the General Governance, Risks and Compliance (“GRC”) department, which reports directly to the CEO and to the Finance Committee (an advisory committee to the Board of Directors) and is sufficiently independent to report non-compliance with the policies, to measure and assess market risks. The GRC department monitors all market risk exposures and ensures compliance with our policies. The Treasury department identifies, evaluates and hedges financial risks following the policies established. The Board of Directors reviews on an annual basis the policies and principles for the overall risk management, definition of the areas involved, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

Policies for the use of derivative financial instruments

On August 31, 2017, the Company’s Board of Directors approved the revision of the Market Risk Management Policy. The use of derivative financial instruments should follow such policy. The use of derivative financial instruments is, in the view of management, conservative. Every derivative contracted should be matched to an underlying risk, generated by a hedged item which in turn results from operational transactions that expose the Company to risks related to changes in the price of commodities or risks arising from debt. Accordingly, derivative transactions are only permitted if related to an existing exposure (hedge); leveraged financial instruments are not allowed.

(a)                                Market risk

This is related to changes in prices or rates including interest rates, exchange rates and commodities prices. These changes may affect the expected return of an investment, a financial investment, revenue from probable sales, the cash flow and fair value of principal and interest on loans. Indicators and an internal assessment tool were developed to measure these risks. An internal tool was also developed to assess the impacts of stressed scenarios and to perform sensitivity analysis and analysis of gaps.

(i)                                   Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, mainly with respect to the U.S. Dollar.

The Company’s financial policy establishes that the purpose of its operations with derivatives is to reduce costs, mitigate cash flows volatility, hedge foreign exchange exposure and avoid currency mismatches.

The following table presents the carrying amount of the assets and liabilities denominated in U.S. Dollars:

	2017	2016

Assets in foreign currency
Cash and cash equivalents	3,583,241	1,338,037
Trade accounts receivable (Note 12)	1,042,107	526,404

	4,625,348	1,864,441

Liabilities in foreign currency
Loans and financing (Note 23)	10,695,696	9,037,588
Trade payables (Note 24)	1,541,247	1,016,501
Derivative financial instruments (Note 11)	99,279	129,309

	12,336,222	10,183,398

Liability exposure	7,710,874	8,318,957

The Company calculates its net exposure to each risk factor. When the risk factor is an exposure to the U.S. Dollar or Euro, maximum hedge limits are determined for exposure of up to 24 months. Hedging the exposure of transactions for periods between 19 and 24 months requires a recommendation by the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

Finance Committee.

The Company’s exposure to foreign currency generates market risks associated with changes in the exchange rates. Liabilities in foreign currency include loans obtained, mainly, in U.S. Dollars. The majority of the Company’s sales abroad are denominated in U.S. Dollars, while the sales of pulp in Brazil are in Reais. Accordingly, the Company’s liabilities act as a natural hedge for currency exposure in relation to export revenue, mitigating the mismatch between assets and liabilities over the long term.

(ii)                               Cash flow and fair value interest rate risk

As Fibria has no significant interest-bearing assets (except for the balances of marketable securities), its net income and operating cash flows are substantially independent of changes in market interest rates on such assets.

Interest rates risk from loans and financing contracted at variable interest rates exposes the Company to cash flow risk. Loans and financing contracted at fixed rates expose Fibria to fair value interest rate risk.

The Company shall evaluate on an annual basis the optimal percentage between fixed-rate debts and debts with floating rates. This review will be made by the Treasury department and GRC department, who will report annually the results to the Finance Committee.

The Chief Financial Officer and Investor Relations Officer is responsible for evaluating the hedging strategy of interest rate and inflation, considering the results of evaluation of the optimal percentage and market factors.

(iii)                           Commodity price risk

This risk is related to the volatility in the price of pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, inventories, commercial strategies adopted by the major forestry companies, paper producers, and availability of substitutes for these products in the market.

This risk is managed through different strategies. The Company has a specialized team, which continuously monitors the price of pulp and analyses future trends, adjusting Fibria’s estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There is no liquidity in the market to sufficiently mitigate a substantive portion of the risk to which Fibria’s operations are exposed. Pulp price derivatives available in the market are characterized by their low liquidity and volume and as a result prices may be subject to significant distortion.

Currently, the Company executes no derivatives to hedge against the fluctuation of the pulp price.

(b)                                Credit risk

Credit risk is the risk of one counterparty failing to discharge its obligation.

For every type of credit exposure and type of agreement a specific model is developed in order to evaluate the risks, identifying the exposure and performing sensitivity analysis of credit limits.

A monthly report is prepared by the Governance, Risk and Compliance department quantifying credit risk exposure arising from all Fibria relationships. Credit risk is managed on a consolidated basis. Credit risk arises from cash equivalents (including bank deposits), derivative financial instruments,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

instruments recorded under marketable securities (Brazilian Federal Government securities, Bank Deposit Certificates (CDBs), Fixed Income Box (CDB Box), reverse repurchase agreements), letters of credit, insurance companies, customers (considering the payment terms agreed), suppliers (with respect to advances made for new projects) and others.

The analysis of customers and insurer credit is performed monthly by the Treasury department, as well as the suppliers (for advances for new projects), which is performed on demand.

(i)                                   Banks and financial institutions

Quantitative measures of credit risk were developed for exposures with banks and financial institutions (investments, current accounts and derivative financial instruments). The expected value of the exposure “Expected Credit Exposure (ECE)” and the worst case expected exposure “Worst Credit Exposure (WCE)” of all exposures with counterparties are measured (Note 8).

i)    If the Company decides working with private issuers that have more than one rating assessment, the median of the rating classifications will be considered if three risks rating are available and, the lower rating classification if two credit rating are available, issued by the following rating agencies: Fitch, Moody’s and Standard & Poor’s.

ii)   The rating required for the counterparties at the local level (Brazil), is “A” (or “A2”) or “BBB+” (or “Baa1) at the global level.

iii)  Any private counterpart must have lonely concentration of, more than 25% of the resources under management for the Company and its Brazilians subsidiaries and, more than 27.5% for the foreign subsidiaries.

(ii)                               Clients and advance to suppliers

In the case of credit risk arising from customer credit exposure, Fibria assesses, through the Credit Committee, the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored.

Fibria’s major customers are large highly-rated companies most of which have had a relationship with the Company for over 20 years, reducing the credit risk.

Credit analyses are performed on a regular basis and when considered necessary, and letters of credit or credit insurance coverage is obtained to protect the Company. The majority of export sales to Europe and Asia are covered by letters of credit or credit insurance with the Compagnie Française d’ Assurance pour le Commerce Extérieur (COFACE).

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected losses on the collection of trade accounts receivable and charged to “Selling expenses” (Note 12).

(c)                                 Liquidity risk

With respect to liquidity risk, the Company’s policy is to maintain balances of cash and financial investments of at least an amount equivalent to the operational cash outflow for the following 12 months plus debt service for a period of 12 months.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

Surplus cash is invested in highly-liquid instruments; approved policies allow for a minor portion to be invested in instruments with maturity not exceeding 723 days.

All derivative instruments are over-the-counter derivatives and do not demand post margin deposits as collateral.

The table below presents Fibria’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and, therefore, differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2017
Loans and financing	2,485,566	2,658,719	8,994,927	9,987,428
Derivative financial instruments	119,473	67,671	169,112
Trade and other payables	3,235,427	63,431	50,189	45,452

	5,840,466	2,789,821	9,214,228	10,032,880

At December 31, 2016
Loans and financing	2,056,644	3,670,577	10,186,429	6,914,993
Derivative financial instruments	225,852	161,454	135,723	44,962
Trade and other payables	1,988,581	50,268	37,481	23,606

	4,271,077	3,882,299	10,359,633	6,983,561

4.2.2                    Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by adjusted EBITDA (as defined below). Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments.

Adjusted EBITDA is defined by the Company as net income before interest, income taxes including social contribution, depreciation and amortization and other items including non-cash fair value adjustments for biological assets.

The Company aims to maintain a minimum cash balance in order to minimize the risk that cash flow mismatches affect the ability of the Company to meet its commitments. The minimum cash balance is defined as the sum of: (i) the minimum operating cash used during the cash conversion cycle of the Company; plus (ii) the cash needs to meet financial debt obligation (principal and interest) for the next 12 months; and (iii) short-term of income tax and social contribution benefit. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by the rating agencies’ methodologies. Fibria’s liquidity is mainly monitored through 12-month projected cash flows. Cash flow projections comprise stress tests considering exogenous market risk

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

factors such as changes in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

Management of debt and liquidity takes into account the contractual financial covenants, maintaining a safety margin in order to avoid breaching these parameters.

The Company prioritizes funding in the same currency as its primary source of cash generation, thus seeking a natural currency hedge over the long term for its cash flows. All sources of funds are required to be approved pursuant to internal policies and procedures.

Treasury is responsible for developing contingency plans, which should specify all actions to address potential non-compliance. The plans are submitted to the Finance Committee and monitored by all parties involved in this process.

The Company continues to focus on actions including reductions in fixed and variable costs, selling expenses, capital expenditure and improvements in working capital. We have also focused on actions that may result in additional liquidity. These actions are intended to maintain the capital structure of the Company, resulting in an improved Net Debt to Adjusted EBITDA ratio.

5                                        Sensitivity analysis

Sensitivity analysis - changes in foreign currency exchange rates

The probable scenario is the closing exchange rate at the date of these consolidated financial statement (R$ x USD = 3.3080). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value - absolute amounts

	Possible (25%)	Remote (50%)

Derivative financial instruments	681,502	1,944,730
Loans and financing	2,549,290	5,098,581
Cash and cash equivalents	894,882	1,789,765

Sensitivity analysis - changes in interest rates

We adopted as the probable scenario the fair value considering the market yield as at December 31, 2017. As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

	Impact of an increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	462	925
Currency basket	468	945
TJLP	3,054	6,065
Interbank Deposit Certificate (CDI)	4,869	9,655
IPCA	61	121

Derivative financial instruments
Interbank Deposit Certificate (CDI)	15,006	29,127
IPCA	251,947	503,919

Marketable securities (a)
Interbank Deposit Certificate (CDI)	9,824	19,531

(a) Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis - changes in the U.S. Consumer Price Index

To calculate the “Probable” scenario, we used the US-CPI index at December 31, 2017. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI for the definition of the scenarios “Possible” and “Remote”, respectively.

	Impact of an increase/decrease of US-CPI on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	118,167	243,397

6                                        Fair value estimates

The assets and liabilities measured at fair value in the balance sheet are classified based on the following fair value hierarchy Levels:

(a)                                Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities. Only the Brazilian Federal Government securities are classified as Level 1, recognized as marketable securities.

(b)                                Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

(c)                                 Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

Specific valuation techniques used to calculate the fair value of the assets and liabilities are:

•             quoted market prices or dealer quotes for similar instruments;

•             the fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•             the fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•             other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining assets and liabilities.

•             the fair value of future contracts on the inflation rate (such as embedded derivative contained in contracts accounted for as capital leases), based on future inflation rates at the balance sheet date, with the resulting value discounted to present value.

	2017
	Level 1	Level 2	Level 3	Total

Fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		448,292		448,292
Warrant to acquire Ensyn’s shares (Note 17(b))			9,825	9,825
Marketable securities (Note 10)	1,992,707	783,255		2,775,962

Available for sale financial assets
Other investments - Ensyn (Note 17(b))			105,955	105,955
Other investments - CelluForce (Note 17(b))			13,962	13,962
Other investments - Spinnova (Note 17(b))			19,847	19,847

Biological asset (Note 18) (*)			4,253,008	4,253,008

Total assets	1,992,707	1,231,547	4,402,597	7,626,851

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		(314,090)		(314,090)

Total liabilities		(314,090)		(314,090)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

	2016
	Level 1	Level 2	Level 3	Total

Fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		499,046		499,046
Warrant to acquire Ensyn’s shares (Note 17(b))			9,875	9,875
Marketable securities (Note 10)	170,747	1,856,668		2,027,415

Available for sale financial assets
Other investments - Ensyn (Note 17(b))			104,389	104,389
Other investments - CelluForce (Note 17(b))			12,857	12,857

Biological asset (Note 18) (*)			4,351,641	4,351,641

Total assets	170,747	2,355,714	4,478,762	7,005,223

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		(480,634)		(480,634)

Total liabilities		(480,634)		(480,634)

(*) See the changes in the fair value of the biological assets in Note 18.

There were no transfers between Levels 1, 2 and 3 during the years presented.

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (i) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (ii) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

	Yield used to
	discount (*)	2017	2016

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		349,595	339,412
Bonds - Fibria Overseas		6,589,506	1,965,237
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR US$	2,267,818	5,095,285
Export credits (Finnvera)	LIBOR US$	1,356,872	1,107,075
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	1,908,852	1,424,974
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	79,226	106,128
BNDES — Selic	Brazilian interbank rate (DI 1)	385,477	164,368
Currency basket	Brazilian interbank rate (DI 1)	481,088	506,779
Banco do Nordeste	Brazilian interbank rate (DI 1)	149,189	105,734
CRA	Brazilian interbank rate (DI 1)	4,783,841	3,786,581
FINEP	Brazilian interbank rate (DI 1)	1,133	1,676
FINAME	Brazilian interbank rate (DI 1)	167	2,130
NCE in Reais	Brazilian interbank rate (DI 1)	392,246	672,653
Midwest Fund	Brazilian interbank rate (DI 1)		11,138
FDCO	Brazilian interbank rate (DI 1)	534,652	367,573

		19,279,662	15,656,743

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the present value of both the asset and liability components are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and the counterpart’s credit risk. The only difference is the swap TJLP x US$, where the cash flows of the asset (TJLP) are forecasted for a stable yield, accordingly to the value of the current TJLP, during all period of the swap, issued by the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). For the cross-currency swaps (BRL x US$) the discount is calculated using the yield of the Dollar coupon and, for the swap of IPCA in local currency, the discount is calculated using the yield of the Brazilian interest rate — future yield of the CDI. The contract fair value is the difference between the asset and liability.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both Fibria’s and the counterparty credit risk. Volatility information and interest rates

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

are observable and obtained from B3 exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates of US securities indexed to inflation (TIPS), disclosed by Bloomberg. The cash flow of the asset position is projected using the fixed rate implicit in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in December 31, 2017, are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	6.90	1M	1.72	1M	2.66
6M	6.66	6M	1.75	6M	2.48
1Y	6.87	1Y	1.90	1Y	2.70
2Y	8.07	2Y	2.07	2Y	3.00
3Y	9.06	3Y	2.17	3Y	3.24
5Y	9.99	5Y	2.25	5Y	3.84
10Y	10.78	10Y	2.41	10Y	4.28

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

7                                        Financial instruments by category

	2017	2016

Assets
Loans and receivables
Cash and cash equivalents (Note 9)	4,051,717	2,660,073
Trade accounts receivable (Note 12)	1,193,157	634,987
Other	308,442	260,750

	5,553,316	3,555,810

At fair value through profit and loss
Derivative financial instruments (Note 11)	448,292	499,046
Warrant to acquire Ensyn’s shares (Note 17(b))	9,825	9,875
Marketable securities (Note 10)	2,775,962	2,027,415

	3,234,079	2,536,336

Held-to-maturity investments
Marketable securities (Note 10)	5,716	11,432

Available for sale financial assets
Other investments - fair value method (Note 17(b))	139,764	117,246

Liabilities
At amortized cost
Loans and financing (Note 23)	19,298,563	16,152,511
Trade and other payables	3,554,901	2,262,931

	22,853,464	18,415,442

At fair value through profit and loss
Derivative financial instruments (Note 11)	314,090	480,634

8                                        Credit quality of financial assets

The credit quality of financial assets may be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates, analysis of its financial position and information about negative credit events. With respect to credit quality of counterparties that are financial institutions such as amounts recorded in cash and cash equivalents, marketable securities and derivative financial instruments, the Company follows its internal policy as Note 4.2.1(b)(i).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

	2017	2016

Trade accounts receivable
Counterparties with external credit rating
AA-		18,978
A	120,336	62,458
BBB+		51,546
BBB	2,786	6,621
BBB-	67,010
BB+		10,663
BB-	1,373	4,621
B+	1,310	56,459
B		910

Counterparties without external credit rating
A - Low risk	595,924	210,835
B - Average risk	318,846	142,217
C - Average to high risk	85,572	69,679
D - High risk	6,425	6,683

Total trade accounts receivable (Note 12)	1,199,582	641,670

Cash and cash equivalents and marketable securities
brAAA	105,023
brAA+	116,081	1,417
brAA	207,419
brAA-	3,849,892	3,174,565
brA+	10,271	196,730
brA		145,970
A+	918,570	413,081
A	969,753	456,586
A-	579,480
BBB+	73,965	255,053
BBB (ii)		53,943
Other (i)	2,941	1,575

Total cash and cash equivalents and marketable securities (Notes 9 and 10)	6,833,395	4,698,920

Assets - derivative financial instruments
brAAA	5,090	16,162
brAA+	9,651	22,710
brAA-	84,343	229,465
AA-		57,458
A+	66,147	1,149
A-	59,889	24,730
BBB+	60,078	19,512

	285,198	371,186

(i)            Includes counterparties with no external credit rating from the three main rating agencies.

(ii)     Transaction approved by the Finance Committee.

None of the loans to related parties are past due or impaired.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

9                                        Cash and cash equivalents

	Average yield p.a. - %	2017	2016

Cash and banks (i)	1.59	3,239,685	2,019,923
Fixed-term deposits
Local currency	101.66 of CDI	415,377	64,087
Foreign currency (ii)	1.95	396,655	576,063

		4,051,717	2,660,073

(i)        It includes the balances of our foreign subsidiaries.

(ii) Refers mainly to Time Deposits maturing within 90 days (as at December 31, 2016, refers mainly to Overnight maturing within 90 days).

10                                 Marketable securities

	Average yield p.a.- %	2017	2016

In local currency
Brazilian Federal provision fund	22 of CDI	1,945	54
Brazilian Federal Government securities
At fair value through profit and loss	99,63 of CDI	1,990,762	170,693
Held to maturity (i)	6	5,716	11,432
Private securities (repurchase agreements)	101,46 of CDI	621,001	1,856,668
Private securities (repurchase agreements) - Escrow account (ii)	102 of CDI	162,254

Marketable securities		2,781,678	2,038,847

Current		2,619,424	2,033,159

Non-Current		162,254	5,688

(i)        The yield of 6% p.a. refers to the agrarian debt bonds.

(ii)     The amount will be held in the escrow account and shall be released upon remaining governmental approvals and the fulfilment, by the Company, of other precedent conditions for the conclusion of the Losango Project.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

11                                 Derivative financial instruments (including embedded derivative)

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	2017	2016	2017	2016

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	1,981,000	1,760,000	90,078	268,443

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)	40,800	590,257	1,231	(1,832)
Swap IPCA x CDI (notional in Reais)	1,028,022	843,845	70,387	19,861

Hedges of foreign currency
Swap DI x US$ (USD)	173,547	315,686	(147,359)	(259,021)
Swap TJLP x US$ (USD)		36,240		(58,188)
Swap Pre x US$ (USD)	46,829	81,867	(43,229)	(78,711)

			(28,892)	(109,448)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	768,598	813,154	163,094	127,860

			134,202	18,412

Classified
In current assets			124,340	256,723
In non-current assets			323,952	242,323
In current liabilities			(151,571)	(245,839)
In non-current liabilities			(162,519)	(234,795)

Total, net			134,202	18,412

(*)    The embedded derivative is a swap of the US-CPI changes during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) - in currency of origin			Fair value
Type of derivative and protected risk	Currency	2017	2016	2017	2016

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$	40,800	590,257	134,156	1,868,111
Real CDI to USD	R$	340,618	616,099	579,978	1,027,838
Real TJLP to USD	R$		59,265		59,142
Real Pre to USD	R$	106,441	177,633	100,983	155,624
IPCA to CDI	R$	1,028,022	843,845	1,123,400	867,675
Liability
LIBOR to fixed	US$	40,800	590,257	(132,925)	(1,869,943)
Real CDI to USD	US$	173,547	315,686	(727,337)	(1,286,859)
Real TJLP to USD	US$		36,240		(117,330)
Real Pre to USD	US$	46,829	81,867	(144,212)	(234,335)
IPCA to CDI	R$	1,028,022	843,845	(1,053,013)	(847,814)

Total of swap contracts				(118,970)	(377,891)

Options - Cash flow hedge Zero cost collar	US$	1,981,000	1,760,000	90,078	268,443

				(28,892)	(109,448)

(c)                                 Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	2017	2016	2017	2016

Operational hedge
Cash flow hedge of exports	90,078	268,443	300,044	38,576
Hedge of debts
Hedge of interest rates	71,618	18,029	(31,530)	(17,446)
Hedge of foreign currency	(190,588)	(395,920)	(146,744)	(166,576)

	(28,892)	(109,448)	121,770	(145,446)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(d)                                Fair value by maturity date of economic hedge strategy contracts

	2017	2016

2017		7,609
2018	(31,234)	(58,385)
2019	(57,574)	(28,615)
2020	(57,165)	(29,514)
2021	(27,610)	14,237
2022	(22,209)	(5,451)
2023	166,900	(9,329)

	(28,892)	(109,448)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made at maturity date of each transaction, when the final settlement amount will be determined.

The outstanding contracts at December 31, 2017 are not subject to margin calls or accelerated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (Brazilian clearing house).

A description of the types of contracts and risks being hedged:

(i)                                   LIBOR versus fixed rate swap

The Company has plain-vanilla swaps of quarterly LIBOR versus fixed rates with the objective of hedging debt carrying interest based on LIBOR against any increase in LIBOR.

(ii)                               DI versus U.S. Dollar swap

The Company has plain-vanilla swaps of Interbank Deposit (DI) versus the U.S. Dollar with the objective of changing our debt exposure in Reais, subjected to DI into a debt in U.S. Dollars with fixed interest. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(iii)                           TJLP versus U.S. Dollar swap

The Company has plain-vanilla swaps of Long-term Interest Rate (TJLP) versus the U.S. Dollar with the objective of changing our debt exposure in Reais subject to interest based on TJLP, to debt in U.S. Dollars with fixed interest. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

(iv)                            Zero cost collar

The Company entered into zero cost collar (an option to purchase (put) U.S. Dollars and an option to sell (call) U.S. Dollars) with no leverage, with the objective of protecting our exposure to export sales denominated in U.S. Dollar, with a strike price of the put (floor) and the call (ceiling) results in a floor and cap of the dollar exchange rate.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(v)                                Pre fixed rates versus U.S. Dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in Reais to a debt in U.S. Dollar with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(vi)                            IPCA x CDI swap

The Company has plain-vanilla swaps of IPCA versus CDI with the objective of changing our debt exposure in IPCA to a debt in percentage of the CDI. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

12                                 Trade accounts receivable

(a)                                Breakdown of the balance by type of customer

	2017	2016

Domestic customers	157,475	115,266
Export customers	1,042,107	526,404

	1,199,582	641,670

Allowance for doubtful accounts	(6,425)	(6,683)

	1,193,157	634,987

In 2017, we concluded factoring transactions for certain customers’ receivables, in the amount of R$ 3,254,015 (R$ 1,812,105 in 2016), where substantially all risks and rewards related to these receivables were transferred to the counterpart, so that these receivables were derecognized from accounts receivable in the balance sheet.

(b)                                Breakdown of the balance by maturity and allowance for doubtful accounts

The following table presents a breakdown of trade receivables by maturity:

	2017	2016

Not past due
Up to two months	175,733	164,312
Two to six months	829,605	344,737
Six months to one year	40,383	809

Past due
Up to two months	145,029	110,870
Two to six months	2,039	14,259
Six months to one year	368

	1,193,157	634,987

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

At December 31, 2017, trade accounts receivable of R$ 147,436 (R$ 125,129 at December 31, 2016) were past due but not considered to be impaired. Management has a process to manage collections and does not expect incur any losses on these receivables. The receivables are related to several third party customers for whom there is no recent history of default.

At December 31, 2017, trade accounts receivable of R$ 6,425 (R$ 6,683 at December 31, 2016) were impaired and included in the allowance for doubtful accounts. The accounts receivable reserved for mainly relates to customers under judicial collection with a low probability of recovery.

Changes in the allowance for doubtful accounts are as follows:

	2017	2016

At the beginning of the year	(6,683)	(7,153)
Reversal	325	470
Provision	(67)

At the end of the year	(6,425)	(6,683)

(c)                                 Main customers

In the year ended December 31, 2017, the Company had three customers that represented 46% of the Company’s net revenue (49% in 2016 and 54% in 2015).

(d)                                Breakdown of the balance by currency

Fibria’s trade accounts receivable are denominated in the following currencies:

	2017	2016

Real	151,050	108,583
U.S. Dollar	1,042,107	526,404

	1,193,157	634,987

13                                 Inventory

	2017	2016

Finished goods at plants/warehouses
Brazil	460,963	216,877
Abroad	728,272	729,973
Work in process	18,850	20,150
Raw materials	674,379	507,020
Supplies(*)	184,022	158,083
Imports in transit	13,917	5,911

	2,080,403	1,638,014

(*) Net of R$ 8,340 as at December 31, 2017 (R$ 11,455 as at December 31, 2016) related to the provision for obsolescence of the inventory for maintenance.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

14                                 Recoverable taxes

	2017	2016

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	1,150,492	988,113
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	1,210,235	1,077,366
Tax on Manufactured Products (IPI)	12,422	7,212
Credit related to Reintegra Program	203,540	87,434
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	738,990	764,253
Provision for the impairment of ICMS credits	(1,174,762)	(1,062,295)

	2,140,917	1,862,083

Current	272,623	144,182

Non-current	1,868,294	1,717,901

Based on the annual budget approved by the Management, the tax credits are expected to be realized as follows:

Amount

In 2018	272,623
In 2019	740,264
In 2020	949,580
In 2021	17,564
In 2022	160,886

2,140,917

Changes in the provision for impairment of the Company’s recoverable taxes are as follows:

	2017	2016

At the beginning of the year	(1,062,295)	(967,332)
Provision for impairment	(112,467)	(94,963)

At the end of the year	(1,174,762)	(1,062,295)

Fibria has been accumulating ICMS credits in the States of Espírito Santo, Bahia and Mato Grosso do Sul since its sales are mostly to foreign customers which are exempt from ICMS. The Management revises on a monthly basis the estimates for the realization of such credits and maintain an impairment provision for the full amount for the credits in States of Mato Grosso do Sul, Bahia and Espírito Santo due to the difficulties for its realization.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

15                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

The Company still believes in the provisions of the International Double Taxation Treaties signed by Brazil. However, as the decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal — STF), currently the Company taxes the foreign profits according to the Law 12,973/14.

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of  the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

(a)                                Deferred taxes

	2017	2016

Tax loss carryforwards (i)(ii)	172,016	272,134
Provision for legal proceeds (ii)	114,385	138,367
Sundry provisions (impairment, operational and other) (ii)	621,420	567,144
Results of derivative contracts - payable on a cash basis for tax purposes	(45,629)	(6,260)
Exchange losses (net) - payable on a cash basis for tax purposes (ii)	1,016,427	1,411,652
Tax amortization of the assets acquired in the business combination - Aracruz (ii)	95,575	97,466
Actuarial gains on medical assistance plan (SEPACO) (ii)	13,840	17,273
Provision for tax on investments in foreign-domiciled subsidiaries	(199,198)	(414,336)
Tax accelerated depreciation		(22,977)
Reforestation costs already deducted for tax purposes	(263,649)	(474,324)
Fair values of biological assets (ii)	78,313	(70,848)
Transaction costs and capitalized financing costs	(126,571)	(80,341)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(715,669)	(626,210)
Other provisions	(8,715)	(7,465)

Total deferred taxes, net	752,545	801,275

Deferred taxes - asset (net by entity)	752,545	1,210,541

Deferred taxes - liability (net by entity)		409,266

(i)        The balance as at December 31, 2017 is presented net of R$ 329,428 (R$ 286,209 in 2016) related to the provision for impairment for foreign tax losses, as detailed in item (d) below.

(ii)     Total gross deferred tax assets at December 31, 2017 were R$ 2,111,976, which are expected to be realized as below.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

Tax loss carryforwards and deferred tax credits from temporary differences are expected to be realized in accordance with the following schedule, based on the Management’s projection of futures taxable profits:

Amount

In the next 12 months	367,276
In 2019	165,454
In 2020	192,673
In 2021	235,582
In 2022	642,071
Between 2023 to 2024	243,243
Between 2025 to 2026	64,393
After 2027	201,284

2,111,976

Over the next 12 months, the Company expects to realize R$ 35,371 related to deferred tax liabilities.

Changes in the net balance of deferred income tax are as follows:

	2017	2016

At the beginning of the year	801,275	2,128,217
Tax loss carryforwards	(100,118)	217,246
Temporary differences from provisions	30,294	(51,589)
Provision for tax on investments in foreign-domiciled subsidiaries	215,138	(76,021)
Derivative financial instruments taxed on a cash basis	(39,369)	(287,767)
Amortization of goodwill	(91,350)	(91,188)
Reforestation costs (i)	233,652	(102,409)
Exchange losses (net) taxed on a cash basis	(395,225)	(984,591)
Fair value of biological assets	149,161	103,602
Actuarial losses on medical assistance plan (SEPACO)(ii)	(3,433)	13,530
Transaction costs and capitalized financing costs	(46,230)	(74,994)
Other	(1,250)	7,239

At the end of the year	752,545	801,275

(i)        In 2017, we opted to stop the anticipation of reforestation costs already deducted for tax purposes. Consequently, there was only realization of the deferred tax liabilities referring to the investments of previous years.

(ii)     Deferred taxes related to the other comprehensive income.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Reconciliation of taxes on income

	2017	2016	2015

Income (loss) before tax	1,535,449	3,043,667	(160,941)

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(522,053)	(1,034,847)	54,720

Reconciliation to effective expense

Equity in results of joint-venture	17	(255)	134
Credit from Reintegra Program	40,596	1,924	23,178
Benefits to directors	(5,610)	(10,975)	(6,507)
Foreign exchange effects on foreign subsidiaries (i)	52,631	(314,151)	457,790
Other, mainly non-deductible provisions	(7,686)	(21,747)	(11,389)

Income tax and Social Contribution benefit (expense) for the year	(442,105)	(1,380,051)	517,926

Effective rate - %	28.8	45.3	321.8

(i)        Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the Real as the functional currency. As the Real is not used for tax purposes in the foreign country, this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it be subject to tax in Brazil.

(c)                                 Income tax on business combinations

The Company has taxable temporary differences associated with a gain on bargain purchase option resulting from the asset exchange with International Paper, for which a deferred tax liability, in the amount of R$ 605,540, was not recognized, since the realization of such gain is under the control of management and there are no plans for realizing such gain in the foreseeable future.

Tax goodwill resulting from the acquisition of Aracruz has been attributed to expectation of future profitability and amounts to R$ 306,966, representing a tax benefit for income tax and social contribution of R$ 104,368, to be recognized over the next 14 months from December 31, 2017.

(d)                                Recoverability of tax loss carryforwards

An impairment was recorded in 2011 of Hungarian Forint HUF 25,752, equivalent to R$ 329,428 as of December 31, 2017, and R$ 286,209 as of December 31, 2016.

Changes in the provision for impairment of the Company’s foreign tax credits are as follows:

	2017	2016

At the beginning of the year	(286,209)	(346,291)
Exchange gain/loss	(43,219)	60,082

At the end of the year	(329,428)	(286,209)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

16                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim S.A., which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), a Brazilian Federal Government economic development bank, which holds 29.08% of our shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	2017	2016

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(2,224)	(392)
Votorantim S.A.	Land leases	(196)
BNDES	Financing	(3,045,982)	(2,458,333)

		(3,048,402)	(2,458,725)

Transactions with Votorantim Group companies
Votorantim S.A.	Financing	9,924	9,777
Votener - Votorantim Comercializadora e Energia	Energy supplier	(1,018)
Banco Votorantim S.A.	Investments	68,535	186,720
Votorantim Cimentos S.A.	Input supplier	(54)	(4)
Votorantim Cimentos S.A.	Land leases	(532)
Votorantim Siderurgia S.A.	Standing wood supplier	(3,690)	(2,140)
Sitrel - Siderurgia Três Lagoas Ltda.	Land leases	(10)	(10)
Pedreira Pedra Negra	Input supplier		(11)
Votorantim Metais Ltda.	Chemical products supplier	(376)	(885)
Companhia Brasileira de Alumínio (CBA)	Land leases	(109)	(1,122)

		72,670	192,325

Net		(2,975,732)	(2,266,400)

Presented in the following lines
In assets
Marketable securities		68,535	186,720
Related parties - non-current		9,924	9,777
Other assets - current		3,343
In liabilities
Loans and financing (Note 23)		(3,045,982)	(2,458,333)
Suppliers		(11,552)	(4,564)

		(2,975,732)	(2,266,400)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(ii)                               Amounts transacted in the year

	Amounts transacted
	Nature	2017	2016	2015
Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(13,212)	(14,201)	(11,320)
Votorantim S.A.	Land leases	(4,652)		(7,373)
Votorantim S.A.	Sale of land			171,700
Votorantim S.A.	Land purchased			(451,700)
BNDES	Financing	(241,032)	(35,158)	(348,240)

		(258,896)	(49,359)	(646,933)

Transactions with Votorantim Group Companies
Votorantim S.A.	Financing	147	(1,937)	3,745
Votener - Votorantim Comercializadora de Energia	Energy supplier	47,031	(16,879)	84,945
Banco Votorantim S.A.	Investments	11,254	8,973	2,825
Banco Votorantim S.A.	Financial instruments	(42)	2,703	(7,236)
Banco Votorantim S.A.	Rendering of services		(1,884)	(649)
Votorantim CTVM Ltda.	Rendering of services	(183)	(119)	(283)
Votorantim Cimentos S.A.	Energy supplier	13,275	11,045	6,536
Votorantim Cimentos S.A.	Input supplier	(312)	(363)	(189)
Votorantim Cimentos S.A.	Sales of wood			126
Votorantim Cimentos S.A.	Land leases	(2,404)
Polimix Concreto Ltda.	Rendering of services			(143)
Votorantim Siderurgia S.A.	Standing wood supplier	(24,278)	(9,734)	(4,164)
Sitrel Siderurgia Três Lagoas Ltda.	Energy supplier	5,781	6,589	4,710
Sitrel Siderurgia Três Lagoas Ltda.	Land leases	(124)	(38)
Pedreira Pedra Negra	Input supplier		(129)	(363)
Nexa Resources (formerly Vototantim Metais Ltda.)	Chemical products supplier	(4,567)	(9,402)	(4,387)
Nexa Resources (formerly Vototantim Metais Ltda.)	Land leases			(2,318)
Nexa Resources (formerly Vototantim Metais Ltda.)	Energy supplier	(24)
Companhia Brasileira de Alumínio (CBA)	Land leases	(702)	(961)	(2,669)

		44,852	(12,136)	80,486

(iii)                           Comments on the main transactions and contracts with related parties

•            Controlling shareholders

The Company has a contract with Votorantim S.A. related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$ 9,871 (R$ 9,280 in 2016) and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, Votorantim S.A. provide various services related to technical advice, training, including

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

management improvement programs. These services are also provided to the entire Votorantim Group and the Company reimburses Votorantim S.A. at cost for the charges related to these services.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (Note 23).

Management believes that these transactions were contracted at terms consistent with those entered with independent parties, based on technical studies performed when these contracts were executed.

•            Votorantim Group companies

The Company, through its VOTO IV joint-operation has an account receivable of US$ 3,000 thousand with Votorantim S.A., maturing in July 2018, equivalent to R$ 9,924 as at December 31, 2017.

The Company has a commitment to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our units in Jacareí, Aracruz and Três Lagoas. Since these units already generate their own energy, the contract has the purpose of optimizing the energy matrix, considering that excess energy can be sold and eventual needs are contracted at the market price. These transactions intermediated by Votener can be with entities from Votorantim Group or third parties. The amount to be paid or received upon the sale of energy changes based on plant energy requirements. The total amount contracted is approximately R$ 1,020 for the services of energy to be rendered by Votener, maturing on December 31, 2021. In the event of early termination of the contract, that party is required to pay all obligations incurred up to effective date of termination of the contract.

The Company has a marketable security investment with Banco Votorantim in the amount of R$ 66,764, maturing in November 2018 and an average interest rate of 101.46% of the CDI.

The subsidiary Portocel has a marketable security investment with Banco Votorantim in the amount of R$ 347, maturing in July 2018 and an average annual interest rate of 99.60% of the CDI.

The subsidiary Fibria Terminal de Celulose de Santos has a marketable security investment with Banco Votorantim in the amount of R$ 1,424, maturing in November 2018 and an average annual interest rate of 99.50% of the CDI.

Votorantim CTVM Ltda. rendered services to us during the process of issuance of the Agribusiness Credit Receivable Certificates, where we paid distribution fees of R$ 183.

Votorantim Cimentos has an agreement with the Company for the supply of road construction supplies, such as rock and calcareous rock, in the amount of R$ 444 through May 2019.

On June 14, 2017, we signed a sale and purchase agreement of eucalyptus forests with Votorantim Siderurgia S.A. (“VS”) regarding the first cycle of rotation. As a consequence, we agreed with the payment of R$ 11,837 being that the first payment equivalent to 80% of the total was made in June 2017 and the remaining balance will be made up to 20 days after the harvest.

On December 14, 2017, we signed a cession of rights and obligations agreement with VS for the cession to us of the first cycle of rotation of the eucalyptus forests regarding existing contracts signed

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

with rural producers from the State of Minas Gerais. As a consequence, we agreed with the payment in the amount of R$ 1,789 corresponding to the reimbursement of the value already paid in advance by VS to the rural producers regarding the existing contracts. The payment of 85% was made in December 2017 and the remaining balance will be made up to 20 days after the harvest.

On December 21, 2017, we signed a sale and purchase agreement of eucalyptus forests with VS regarding the first cycle of rotation. As a consequence, we agreed with the payment of R$ 7,070 being that the first payment equivalent to 85% of the total was made in December 2017 and the remaining balance will be made up to 20 days after the harvest.

The Company had until December 31, 2017 an agreement to purchase sulfuric acid from Nexa Resources, in the amount of R$ 11,500, for the supply of 24,000 tons (unaudited) of sulfuric acid. A two year renewal period is under negotiation, in the total amount of R$ 17,640, for the supply of 48,000 tons (unaudited) of sulfuric acid.

The Company has land lease agreements, for approximately 1,673 hectares (unaudited) of planted area, with Companhia Brasileira de Alumínio - CBA, with final maturity in February 2023, amounting R$ 8,521.

The subsidiary Fibria-MS (incorporated by the Company, as Note 1(d)) has land lease agreements, for approximately 255 hectares (unaudited), with Sitrel - Siderurgia Três Lagoas Ltda., with original maturity in September 2031, totaling R$ 1,721.

In the years ended December 31, 2017 and 2016, no provision for impairment was recognized on assets involving related parties.

(b)                                Remuneration of officers and directors

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	2017	2016	2015

Benefits to officers and directors (i)	27,914	22,184	52,301
Benefit program - Phantom Share Plan, Stock Options and Stock Option plans	2,114	(8,252)	15,931

	30,028	13,932	68,232

(i) Benefits include fixed compensation, social security contributions to the National Institute of Social Security (INSS) and the variable compensation program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation, Sustainability and Innovation Committees’ members of R$ 1,713 for the year ended December 31, 2017 (R$ 1,195 for the year ended December 31, 2016 and R$ 1,154 for the year ended December 31, 2015).

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

The balances to be paid to the Company’s officers and directors are recorded as follows:

	2017	2016

Current liability
Payroll, profit sharing and related charges	16,798	17,427

Non-current liability
Other payables	4,339	3,010

Shareholders’ equity
Capital reserve	6,686	5,359

	27,823	25,796

17                                 Investments

	2017	2016

Investment in associate and joint-venture - equity method	3,316	3,267
Other investments — at fair value (b)	149,589	127,121

	152,905	130,388

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(a)                                Selected financial information of subsidiaries and joint-operations

	Total assets		Total liabilities		Net revenue
	2017	2016	2017	2016	2017	2016	2015

Subsidiaries
Direct
Fibria Celulose (USA) Inc.	459,933	237,583	329,829	115,172	2,357,164	2,071,941	2,465,703
Fibria Innovations Inc.	18,192	17,787	3,272	831
Fibria International Trade GmbH	15,357,960	11,364,727	11,560,305	9,650,414	10,510,965	8,368,070
Fibria Overseas Finance Ltd.	6,283,392	1,966,487	6,254,394	1,947,616
Fibria Overseas Holding KFT.	80,868	1,238,231	2,865	1,171,473
Fibria Terminais Portuários S.A.	324	412	24	9
Fibria Terminal de Celulose de Santos SPE S.A.	181,347	125,302	5,212	831
Fibria Trading International KFT.	156,469	2,395,330	288	371,829
Fibria-MS (Note 1(d))		11,052,636		5,155,767	2,087,301	1,740,267	1,598,514
F&E Participações Ltda.	200	200
Portocel	197,756	172,753	49,253	36,822	135,523	127,866	128,134
Projetos Especiais e Investimentos Ltda.	4,565	5,639	136	2,559

Indirect
F&E Tecnologia do Brasil S.A.	200	200
Fibria International Trade GmbH							8,845,901

Joint-operations (*)
Asapir	6,426	6,889	4,307	4,849
Veracel	1,579,413	1,550,446	243,523	207,691	528,633	509,063	495,869
VOTO IV	549,808	571,053	317.132	311,537

(*) Corresponding to our 50% interest.

None of the subsidiaries or the joint-operations entity has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 25.

Additionally, the Company does not have any significant restriction or commitments regarding to its associates and joint-operations.

(b)                                Other investments

	Percentage of total capital	2017	2016

Ensyn (i)	12.11	115,780	114,264
CelluForce	8.3	13,962	12,857
Spinnova	18	19,847

		149,589	127,121

(i)             The Company holds certain rights, which, if exercised, would allow us to subscribe an additional US$ 10 million in its capital.

On July 6, 2017, the Company celebrated agreement whereby it acquired a minority interest equivalent to 18% of the total capital of Spinnova, for by the total amount of EUR 5 million (equivalent then to R$ 18,633). Pursuant to a shareholders’ agreement executed, the Company shall have the right to nominate

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

a member of the Board of Directors of Spinnova.

Spinnova is a Finnish start-up focused on the development of low-cost and environmentally sustainable technologies for the production of raw materials for the textile industry. These technologies use wood fibers for the production of fibrous yarns and staple fibers that can replace cotton, viscose and/or other consumption materials in textiles and non-woven applications.

At the same date, the Company celebrated a Joint Development Agreement to develop a pilot production line to confirm the viability of technologies developed by Spinnova and pre-commercial scale production. The parties provide the establishment of a joint arrangement for the production and trading of the product, if the product reaches the commercial stage.

We performed an assessment regarding the rights related to these shares and concluded that we do not have significant influence over the investments, and, thus, these investments do not meet the definition of investments in associates.

See below the changes in the balance for the year ended December 31, 2017 and 2016:

	2017	2016

At the beginning of the year	127,121	137,020

Acquisition of ownership - CelluForce		13,379
Acquisition of ownership - Spinnova	18,633
Fair value of the warrants, recognized in the profit and loss - Ensyn (*)	(199)	(93)
Foreign exchange gains of the warrants, recognized in the profit and loss - Ensyn	149	(1,981)
Foreign exchange gains of the shares, recognized in the “Other comprehensive income”	3,885	(21,204)

At the end of the year	149,589	127,121

(*)    The fair value of the warrants was calculated based on the discounted cash flow of the investment, considering the following main assumptions: future currency exchange rate, price of heating oil in the United States, oil gas WTI (West Texas Intermediate) and any relevant change in the business plan of the investment.

18                                 Biological assets

	2017	2016

At the beginning of the year	4,351,641	4,114,998

Additions	1,733,733	1,538,029
Harvests in the year (depletion)	(1,472,648)	(1,086,973)
Change in fair value - step up	(326,349)	(212,248)
Disposals / provision for disposals	(33,369)	(2,165)

At the end of the year	4,253,008	4,351,641

In determining the fair value of biological assets, the discounted cash flow model (“DCF”) was used, with projections based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of approximately seven years.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

The projected cash flows are consistent with the project areas’ growing cycle. The volume of production of eucalyptus trees to be harvested was estimated considering the average productivity in cubic meters of wood from each plantation per hectare at the time of harvest, which is impacted by the distance between the farms and the mills. The average productivity index varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth by region.

The average net sales price was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing timber by region. The average estimated cost contemplates expenses for selling, chemicals, control of growth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of other assets, such as property, plant and equipment and land were considered in the estimated of average rates of return for those assets, based on the average of the existing lease agreements.

The valuation model considers the net cash flows after income taxes. The discount rate used also considers the tax effects.

Main inputs considered in estimating the fair value of biological assets were:

	2017	2016

Planted area (hectare)(*)	486,393	469,100
Average annual growth (IMA) - m3/hectare	36.3	38.5
Remuneration of own contributory assets - %	6.0	5.9
Discount rate - %	6.91	7.18

(*)    It includes 188,622 hectares of forests under two years, that are valued at cost, as at December 31, 2017 (143,336 hectares as at December 31, 2016).

The decrease in the fair value of biological assets during the year ended December 31, 2017 was the result of the combined fluctuation of the inputs presented above which resulted in a loss of R$ 326,349. The changes in the fair value of the biological assets are recognized in the profit and loss, within “Other operating income (expenses)” (Note 34).

	2017	2016

Physical changes	(264,535)	(246,009)
Prices	(61,814)	33,761

	(326,349)	(212,248)

The Company has no biological assets pledged as of December 31, 2017.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

19                        Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress	Other(i)	Total

At December 31, 2015	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386
Additions		843	12,446	4,415,880	1,770	4,430,939
Disposals	(5,629)	(6,164)	(24,577)		(221)	(36,591)
Depreciation		(117,670)	(653,783)		(20,162)	(791,615)
Transfers and others (ii)	9,745	100,469	292,272	(417,827)	86,414	71,073

At December 31, 2016	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192
Additions		306	60,494	2,779,896	1,193	2,841,889
Disposals	(9,856)	(8,442)	(11,162)		(342)	(29,802)
Depreciation		(132,513)	(782,027)		(34,449)	(948,989)
Transfers and others (ii)	17,124	1,052,979	5,941,986	(6,990,513)	109,872	131,448

At December 31, 2017	1,648,304	2,181,092	10,816,196	254,454	201,692	15,101,738

At December 31, 2016
Cost	1,641,036	2,809,597	13,623,064	4,465,071	209,653	22,748,421
Accumulated depreciation		(1,540,835)	(8,016,159)		(84,235)	(9,641,229)
Net	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192

At December 31, 2017
Cost	1,648,304	3,832,209	19,438,357	254,454	408,108	25,581,432
Accumulated depreciation		(1,651,117)	(8,622,161)		(206,416)	(10,479,694)
Net	1,648,304	2,181,092	10,816,196	254,454	201,692	15,101,738

(i)        Includes vehicles, furniture, IT equipment and others.

(ii)     Includes transfers between property, plant and equipment, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

The annual average depreciation rates for property plant and equipment as of December 31, 2017 and 2016, based on their useful life, are as follow:

Average rates

Buildings	4%
Machinery, equipment and facilities	5.5%
Others	10% to 20%

The balance of property, plant and equipment in progress is comprised of optimization projects of the Company’s industrial units, being R$ 5,337 in the Jacareí unit, R$ 50,649 in the Três Lagoas unit, R$ 87,570 in the Aracruz unit, R$ 110,898 in Veracel and others.

Borrowing costs capitalized were calculated based on the weighted average cost of the eligible loans, as detailed in Note 33. During 2017 the average rate applied was 9.75% p.a. (12.98% p.a. in 2016).

Property, plant and equipment given as collateral are disclosed in Note 23(i).

The Company currently does not have items of fixed assets for which it expects to abandon or dispose or for which provision for asset retirement obligations would be required.

20                                 Intangible assets

	Annual	2017			2016
	amortization		Accumulated
	rate - %	Cost	amortization	Net	Net

Goodwill — Aracruz		4,230,450		4,230,450	4,230,450
Systems development and deployment	20	173,152	(125,955)	47,197	35,308
Concession right —Terminal Macuco		115,047		115,047	115,047
Intangible assets acquired in the business combination — Aracruz
Databases	10	456,000	(410,400)	45,600	91,200
Relationship with suppliers
Chemical products	6.3	165,000	(92,813)	72,187	82,500
Intangible in progress and trademarks and patents		71,403		71,403	10,698
Others	6.2	12,393	(2,015)	10,378	10,491

		5,223,445	(631,183)	4,592,262	4,575,694

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(a)                                Roll forward of net book value

	2017	2016

At the beginning of the year	4,575,694	4,505,634
Additions	60,686	118,706
Amortization	(69,563)	(67,499)
Disposals		(293)
Transfers and others (*)	25,445	19,146

At the end of the year	4,592,262	4,575,694

(*) Includes transfers between property, plant and equipment and intangible assets.

Amortization of intangible asset was recorded in “General and administrative expenses” and “Other operating income and expense”.

The impairment test for the goodwill related to the Aracruz is described in Note 38.

21                                 Finance and operating lease agreements

(a)                                Financial leases

Financial leases correspond to the purchase of industrial equipment for processing of chemicals and oxygen. The financial lease agreements have purchase options at the end of the lease term.

The assets are recognized substantially under “Machinery, equipment and facilities” within property, plant and equipment and the respective obligations under “Other payables”.

	2017			2016
		Accumulated
	Cost	depreciation	Net	Net

Oxygen and chemical facilities	140,902	(50,530)	90,372	44,968

	140,902	(50,530)	90,372	44,968

Present value and future minimum payments:

Years	Present value	Future value

2018	13,275	20,460
2019 to 2023	56,282	83,778
After 2024	29,061	30,493

	98,618	134,731

There are no restrictions imposed by financial lease agreements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Operating leases

(i)                                   Minimum non-cancellable payments

•             Land leases - the Company leases land for planting forests based on third-party operational leases supplementing raw materials for its production. The leases are for a period of up to 21 years. Lease payments, equivalent to market value are made according to the contract. The land lease agreements have renewal options of the lease period at market value.

•             Coastal transportation - the Company has 20-year coastal freight service contracts, ending in 2023, for the domestic transportation by sea of raw materials utilizing maritime barges from the Caravelas (BA) to Portocel (ES) Terminals.

•             Ocean transportation - the Company has 25-year sea freight services contracts, ending in 2039, with STX Pan Ocean Co. Ltd. for transportation of pulp from Brazil to several ports in Europe, North America and Asia.

At December 31, 2017, minimum payments of future operating leases are as follows:

		Coastal	Ocean
Years	Land leases	transport	transport

2018	178,004	78,827	106,090
2019 to 2020	343,792	157,654	212,180
2021 to 2023	427,108	236,481	318,270
After 2024	894,833		1,753,329

	1,843,737	472,962	2,389,869

(ii)                               Contingent payments

•             Forestry partnership agreements — on December 30, 2013, the Company entered into a forestry partnership and a standing timber supply agreement for a maximum term of 24 years, with contingent payments related to the repurchase of the standing timber that the counterparty has the right to receive. The purchase price is established in U.S. Dollars, as defined in the contract, and adjusted according to the US-CPI index.

Since there is not a mandatory volume of timber determined by the forestry partnership agreement that could guarantee a minimum payment to the counterparty, there are no minimum future payments to be disclosed by the Company.

22                                 Advances to suppliers - forestry partnership programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to other States: Bahia, Minas Gerais, São Paulo, Mato Grosso do Sul, Rio Grande do Sul and Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Under the program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. These advances will be settled through delivery of wood by forest producers.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

	2017	2016

At the beginning of the year	664,381	630,562
Advances made	71,931	125,041
Wood harvested	(55,692)	(60,702)
Transfers to forests	(35,543)	(30,545)
Foreign exchange	383	25

At the end of the year	645,460	664,381

23                                 Loans and financing

(a)                                Breakdown by type of loan

		Average
		annual
	Interest	interest	Current		Non-current		Total
Type/purpose	rate	rate -%	2017	2016	2017	2016	2017	2016

In foreign currency
BNDES - currency basket	UMBNDES	6.83	438,735	82,620	59,800	485,154	498,535	567,774
Bonds (i)	Fixed	5.08	81,219	13,187	6,490,296	2,245,762	6,571,515	2,258,949
Finnvera	LIBOR	3.32	175,727	228	1,146,011	1,077,494	1,321,738	1,077,722
Export credits (prepayment)	LIBOR	3.28	2,818	419,362	2,301,090	4,713,781	2,303,908	5,133,143

			698,499	515,397	9,997,197	8,522,191	10,695,696	9,037,588

In Reais
BNDES	TJLP	8.41	574,895	181,379	1,365,637	1,353,227	1,940,532	1,534,606
BNDES	Fixed	5.92	35,045	34,290	45,839	80,680	80,884	114,970
BNDES	Selic	7.21	10,344	1,824	515,687	239,159	526,031	240,983
FINAME	TJLP/Fixed	2.50	167	2,062		167	167	2,229
BNB	Fixed	10.81			142,418	108,768	142,418	108,768
CRA	CDI/IPCA	8.60	60,436	75,887	4,882,218	3,908,957	4,942,654	3,984,844
NCE	CDI	7.10	312,477	315,476	86,449	370,408	398,926	685,884
FCO, FDCO and FINEP	Fixed	7.99	661	11,972	570,213	430,667	570,874	442,639
Others (Revolving costs)			381				381

			994,406	622,890	7,608,461	6,492,033	8,602,867	7,114,923

			1,692,905	1,138,287	17,605,658	15,014,224	19,298,563	16,152,511

Interest			283,089	218,585	98,542	91,935	381,631	310,520
Long-term borrowing			1,409,816	919,702	17,507,116	14,922,289	18,916,932	15,841,991

			1,692,905	1,138,287	17,605,658	15,014,224	19,298,563	16,152,511

(i)        Includes US$ 1.9 billion (equivalent to R$ 6,285,200 as at December 31, 2017), regarding Fibria 2024, Fibria 2025 and Fibria 2027 issued by Fibria Overseas Finance Ltd., wholly owned financial subsidiary, fully and unconditionally guaranteed by the Company.

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity of the non-current portion

	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total

In foreign currency
BNDES — currency basket	18,674	18,459	7,529	8,257	6,881					59,800
Bonds		317,606				1,965,742	1,940,475		2,266,473	6,490,296
Finnvera	163,715	163,716	163,716	163,716	163,716	163,716	163,716			1,146,011
Export credits (prepayment)	986,191		986,174	328,725						2,301,090

	1,168,580	499,781	1,157,419	500,698	170,597	2,129,458	2,104,191		2,266,473	9,997,197

In Reais
BNDES - TJLP	175,137	190,421	189,629	185,866	184,187	161,823	180,453	98,121		1,365,637
BNDES - Fixed rate	25,449	15,200	4,791	399						45,839
BNDES - Selic	49,828	49,828	48,601	46,117	66,520	64,444	107,390	82,959		515,687
BNB					142,418					142,418
CRA		1,203,731	664,663	1,512,680	1,501,144					4,882,218
NCE	43,225	43,224								86,449
FCO, FDCO and FINEP	108,605	57,701	57,701	57,701	57,701	57,701	57,701	57,701	57,701	570,213

	402,244	1,560,105	965,385	1,802,763	1,951,970	283,968	345,544	238,781	57,701	7,608,461

	1,570,824	2,059,886	2,122,804	2,303,461	2,122,567	2,413,426	2,449,735	238,781	2,324,174	17,605,658

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	Currency
	2017	2016

Real	8,076,836	6,873,940
U.S. Dollar	10,197,161	8,469,814
Selic (*)	526,031	240,983
Currency basket	498,535	567,774

	19,298,563	16,152,511

(*) Contractual definition of currency in contracts with BNDES that are in Reais plus Selic interests.

(d)                                Amortization of transaction costs

Annual effects of the amortization of transaction costs on the effective interest rate method:

	2017
Description	2018	2019	2020	2021	2022	After 2023	Total

BNDES	4,344	4,344	4,334	4,288	4,093	12,862	34,265
BNB	74	74	74	74	74	74	444
FDCO	282	282	282	282	282	1,410	2,820
Bonds	15,556	15,556	15,096	14,636	14,636	39,329	114,809
Finnvera	10,215	10,215	10,215	10,215	10,215	30,645	81,720
CRA	13,610	13,610	13,307	12,251	10,004	7,245	70,027
Export credits (prepayment)	2,906	2,906	2,906	2,906	2,906		14,530

	46,987	46,987	46,214	44,652	42,210	91,565	318,615

The capitalization of transaction costs for loans and financing increases the average effective cost of the debt by 0.31% p.a.

(e)                                 Roll forward

	2017	2016

At the beginning of year	16,152,511	12,743,832
Borrowings	8,657,127	7,904,486
Interest expense	1,106,063	717,329
Foreign exchange gains (losses), net	232,960	(1,716,123)
Repayments - principal amount	(5,710,288)	(2,746,808)
Interest paid	(1,046,117)	(606,282)
Additional transaction costs	(158,154)	(162,949)
Other (*)	64,461	19,026

At the end of the year	19,298,563	16,152,511

(*)    Includes amortization of transactions costs.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(f)                                  Relevant operations settled in the year

Export credits (prepayments)

In 2017, the Company prepaid the amount of US$ 1.487 billion (equivalents then to R$ 4,899,831) regarding the outstanding balance of the contracts. This settlement is part of the Company’s strategy for improving its distribution debt amortization and lengthen the average debt term.

(g)                                Significant operations contracted in the year

Green Bond Fibria 2027

On January 11, 2017, the Company, through its subsidiary Fibria Overseas Finance Ltd., concluded the issuance in the international market of the notes, the “Green Bond Fibria 2027”, maturing in 2027, with a fixed interest rate of 5.5% p.a., with semi-annual payments, in the amount of US$ 700 million (equivalent to R$ 2,247,000). The funds were received on January 17, 2017 and will be used for investments in environmental projects that contribute to the achievement of the Company’s long-term sustainability goals. This transaction is fully guaranteed by the Company.

Bond Fibria 2025

On November 9, 2017, the Company, through its subsidiary Fibria Overseas Finance Ltd., concluded the issuance in the international market of the notes, the “Bond Fibria 2025”, maturing in January 2025, with a fixed interest rate of 4% p.a., with semi-annual payments, in the amount of US$ 600 million (equivalent to R$ 1,970,040). The funds were received on November 14, 2017 and were used to prepay debts, in order to improve even more the distribution of the Company’s debt amortization and extend the average debt term. This transaction is fully guaranteed by the Company.

Middle West Development Fund (FDCO)

In January 2017, was released the amount of R$ 98,504 from the total of R$ 831,478 contracted with Banco do Brasil, through its subsidiary Fibria-MS (incorporated by the Company, as Note 1(d)), with an interest rate of 8.0% p.a., monthly payments of principal and interest as from June 2019 and final maturity in December 2027. The remaining balance of R$ 309,353 might be released during 2018.

BNDES

In 2017, was released the amount of R$ 301,271 from BNDES, with maturities between 2017 and 2024, subject to an interest rate between TJLP plus 1.86% p.a. to 2.56% p.a. and Selic plus 2.44% p.a. to 2.80% p.a. The funds were used in the industrial, forestry and IT projects.

In 2017 , was released the amount of R$ 523,069 from the total credit limit contracted of R$ 2,347,524 from BNDES, through its subsidiary Fibria-MS (incorporated by the Company, as Note 1(d)), maturing in 2026 and an interest rate of TJLP plus 2.26% p.a. and Selic plus 2.66% p.a. The remaining balance will be released according to the fulfillment of the conditions of releases as per the needs for the settlement of the commitments related of the Horizonte 2 Project.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

Finnvera (Finnish Development Agency)

In 2017, was released the amount of US$ 70 million (equivalent then R$ 231,706) from the contract signed in May 2016, through its subsidiary Fibria-MS (incorporated by the Company, as Note 1(d)), regarding the financing of imported equipment for the second pulp production line in Três Lagoas (Horizonte 2 Project), maturing in December 2025 and interest rates at semi-annual LIBOR plus 1.03% p.a. and semi-annual LIBOR plus 1.08% p.a.

Agribusiness Credit Receivable Certificates - CRA

In September 2017, the Company concluded the public distribution of 941 thousand Agribusiness Credit Receivable Certificates to be issued by RB Capital Companhia de Securitização in the total amount of R$ 941 million, in two tranches, being the first in the amount of R$ 757 million, with final maturity for the principal in 2022, payments of interest semi-annually and an interest rate of 97% of CDI and the second in the amount of R$ 184 million, with final maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 4.5055% p.a. The funds were received by the Company on September 22, 2017.

Export credits (prepayments)

In December 2017, the Company, through its subsidiary Fibria International Trade GmbH, entered into an export prepayment contract, in the amount of US$ 700 million (equivalent then to R$ 2,322,740), with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, depending on the current risk rating of the Company, with a five-year term.

(h)                                Covenants

Some of the financing agreements of the Company contain covenants establishing indebtedness ceilings and leverage indices, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that the indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2)) cannot exceed 4.5 times and the Company shall keep the minimum of 1.00 of debt service coverage ratio.

Therefore, in March 2017, the company renegotiated the financial covenants resulting in the following changes: (a) the debt service coverage ratio covenant is suspended from April 1st, 2017 until the end of 2018; (b) the indebtedness ratio was increased to a maximum of 7 times from April 1st, 2017 until the end of 2017; and (c) in 2018, the indebtedness ratio will be a maximum of 6 times. As from January 1st, 2019, both debt service coverage ratio and the indebtedness ratio will back to the same levels practiced until March 31, 2017. No fees or commissions were paid in connection with this renegotiation.

The Company is in full compliance with the covenants established in the financial contracts at December 31, 2017.

The loan indentures with debt financial covenants also present the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

•             Expropriation, confiscation or any other action affecting a significant portion of the Company’s assets;

•             Addiction, invalidity, ineffectiveness or unenforceability of the contract;

•             Extinction or termination the contract for any reason or person;

•             Split of the Company without the prior consent of the creditor;

•             Any direct or indirect controlling which does not integrate the Votorantim Group, to perform any act aimed annul, revise, cancel or repudiate by judicial or extrajudicial means the contract;

•             Compliance with certain environmental and social conditions on the Horizon Project 2, for Finnvera’s contract.

(i)                                   Loans and financing guarantees

At December 31, 2017, certain loans and financing are guaranteed mainly by property, plant and equipment items from the Jacareí, Aracruz and Três Lagoas units, with a net book value of R$ 11,589,557 (December 31, 2016 - R$9,881,389, from the Jacareí, Aracruz and Três Lagoas units), considered sufficient to cover the corresponding loans and financing amounts.

(j)                                   Unused credit line

Credit lines	Entities	Amount		Maturity	Cost	Commission

Revolving credit facility	Fibria Celulose S.A.	R$	1 billion	2021	100% of CDI plus 2.5% p.a.	0.40% p.a.

The Company has not used this credit facility. The total amount paid related to unused credit lines at December 31, 2017 was R$9,724 (R$ 8,334 as at December 31, 2016).

24                                 Trade payables

	2017	2016

Local currency
Related parties	11,552	5,416
Third parties	1,557,663	844,914
Foreign currency
Third parties (i)	1,541,247	1,016,501

	3,110,462	1,866,831

(i)        We have a long-term take or pay supply agreement of hardwood pulp with Klabin with special conditions in terms of volume, exclusivity, guarantees and payment terms up to 360 days, whose prices were practiced in market conditions, as established in the agreement. As at December 31, 2017, the amount of R$ 1,392,072  (R$ 740,196 as at December 31, 2016) refers to pulp purchases of the contract abovementioned.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

25                                 Contingencies

	2017			2016
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	114,733	120,342	5,609	107,300	112,616	5,316
Labor	43,889	158,055	114,166	67,343	230,155	162,812
Civil	3,056	49,225	46,169	21,222	42,986	21,764

	161,678	327,622	165,944	195,865	385,757	189,892

The change in the provision for legal proceeds is as follows:

	2017	2016

At the beginning of the year	385,757	345,669
Settlement	(53,563)	(19,027)
Reversal	(58,056)	(14,645)
New litigation	13,136	22,263
Accrual of financial charges	40,348	51,497

At the end of the year	327,622	385,757

The Company has tax and civil claims arising in the normal course of business that are assessed as possible (but not probable) losses by Management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2017, these claims amount to: tax R$ 7,495,933 (item (b) below) (R$ 6,826,837 as at December 31, 2016) and civil R$ 2,256,637 (item (d) below) (R$ 1,957,936 as at December 31, 2016).

(a)                                 Probable tax contingencies

The tax claims representing probable losses refer to discussions related to federal, state and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Possible tax contingencies

Estimated Amount

Tax incentive - ADENE development agency (i)	142,585
IRPJ/CSLL - partial approval (ii)	233,552
Income tax assessment - IRPJ/CSLL - swap of industrial and forestry assets (iii)	2,225,177
Income tax assessment - IRPJ/CSLL - Fibria Trading International II (iv)	382,582
Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses - 2010 (v)	673,736
Income tax assessment - IRPJ/CSLL - FTI and FIT 2011 (vi)	64,316
Income tax assessment - IRPJ/CSLL - Veracel (vii) (*)	116,939
Other tax liabilities (viii)	3,657,046

Total possible tax contingencies	7,495,933

(*) Corresponding to our 50% interest.

(i)            Tax incentive - Agency for the Development of Northeastern Brazil (ADENE)

In 2002 the Company was granted its request by the Brazilian Federal Revenue Service (Receita Federal do Brasil) to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

In 2004, the Company was served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, the right to use the benefit previously granted is unfounded and would be cancelled. In 2005, the Brazilian Federal Revenue Service served the Company an assessment notice requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussion, the assessment notice was partially upheld and recognized the Company’s right to the tax incentive through 2003.

The Company’s Management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, either with respect to benefits already used, or with respect to benefits not used until the corresponding final periods.

Currently, the claim is under discussion in the judicial level, where it is pending of judgment regarding the appeal presented by the Company.

(ii)          IRPJ/CSLL - partial approval

The Company requested approval to offset 1997 tax losses with amounts owed to the tax authorities. The authorities approved in March 2009, only R$ 83 million, which generated a difference of R$ 51 million. The Company has appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under discussion in the judicial level.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(iii)       Income tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

In December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, closing of the transaction, when the Company executed an agreement with International Paper for the swap of industrial and forestry assets.

On January 19, 2016, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais) rejected as per the casting vote of CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and due to the impossibility of new appeal and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary. The Company presented judicial guarantee, which was accepted, and is now awaiting the judgement of the case. We maintain our position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible.

(iv)      Income tax assessment - IRPJ/CSLL - Fibria Trading International II

In June 2014, the Company received a tax assessment notice with respect to the 2010 Fibria Trading International equity earnings which was recognized by Fibria’s former subsidiary Normus (merged by the Company in June 2013). We received favorable decision in the administrative instance and are awaiting the judgment for the appeal presented by the tax authorities.

(v)         Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses - 2010

In December 2015, we received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by us in the calculation of income tax expense. We present administrative appeal on the legal period, judged partially valid. The decision was object of voluntary recourse, presented by us in November 2017, and are awaiting the judgement.

(vi)  Income tax assessment - IRPJ/CSLL - FTI and FIT 2011

In November 2015, the Company received a tax assessment with respect to its share of 2011 earnings in Fibria Trading International and Fibria International Trade GmbH, which had been recognized under the equity method.

However, this assessment did not reflect the accumulated losses of Fibria Trading International. The payment of the amount regarding the Fibria International Trade GmbH has been included on the REFIS.

In November 2017, the Company was intimated of the decision of first administrative instance, that judged partially valid the appeal presented by us, so that was presented voluntary recourse to discuss the partially unfavorable decision. At the moment, we are awaiting the judgement of the recourse presented by us.

(vii) Income tax assessment - IRPJ/CSLL - Veracel

In June 2017, our jointly-operated entity Veracel received a tax assessment notice, in the total amount of R$ 226.3 million, related to the collection of income tax and social contribution (IRPJ and CSLL) of the years 2012 and 2013. Regarding the year 2012, the tax authorities considered that the Veracel would have opted, in the transfer pricing calculation, by the transfer pricing method for commodities (“PECEX”) method, when in fact, the used method was the acquisition cost or production plus taxes and net income (“CAP”). As the price

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

parameter calculated through the PECEX method is higher than the price calculated through the CAP method, the tax authorities adjusted in the Veracel’s net income.

Regarding the year 2013, Veracel received a tax assessment related to the method adopted to convert its export revenues. The tax authorities considered the need to account, as income or expense, the foreign exchange gains or losses arising from the change in the exchange rate between the date of issuance of the export invoices and the effective date of the export revenue, with the shipments of the goods. However, the calculation of the foreign exchange gains considered by the tax authorities is based on a calculation error, which, if corrected, proves that the foreign exchange was negative and, therefore, there is no omission of revenue, but a misleading in the deduction of negative expenses with foreign exchange.

(viii)  Other tax liabilities with probability of loss classified as possible

Fibria has over 706 tax cases for individual amounts of less than R$ 100 million. The total estimated possible loss for these legal cases is R$ 3,657,046. The average estimated for each case is R$ 5,180.

(c)                                 Comments on labor proceedings

The Company is a party to approximately 4,045 labor lawsuits, with a total exposure of R$ 1,004,660, filed by former employees, third parties and unions, claiming the payment of health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), severance pay of employees of thirty parties.

(d)                                Comments on possible civil proceedings

The Company has a Public Civil Action filed by the Federal Public Prosecutor in June 2012, to prohibit the Company´s trucks from using federal highways above certain weight limits alleging damage to federal highways, the environment and economic order. The updated amount penalty of R$ 1,771,783 as at December 31, 2017, was indicated by the Federal Public Prosecutor. The Company successfully appealed the decision and filed suit for the others matters against the Action. The proceeding is concluded for sentence.

Furthermore, the Company has also 620 civil lawsuits, with a total exposure of R$ 484,854, with an average estimated value for each case of R$ 782. Most of these lawsuits refers to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

(e)                                 Judicial deposits

The Company has judicial escrow deposits at December 31, 2017 of R$ 161,694 (R$ 145,956 in December 31, 2016) for cases classified by external legal advisors as being remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, income taxes and INSS, among other amounts.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

26                                 Tax Amnesty and Refinancing Program (“REFIS”) and Special Tax Regularization Program (“PERT”)

(i)                                   REFIS

In November 2009, the Company elected to join a REFIS program and in 2011, agreed the amount of the eligible liabilities after meeting all formal requirements established in the legislation. At December 31, 2017 the balance is R$ 147,021 and it is fully covered by judicial deposits.

(ii)                               PERT

In August 2017, the Company elected to join a PERT program, whose the total settlement might occur in January 2018, with the use of tax loss carryforwards. The total amount recognized as of December 31, 2017 is R$ 32,419 and is not covered by judicial deposits.

27                                 Asset retirement obligations

The Company uses judgment and various assumptions when determining the asset retirement obligations. Environmental obligations relate to future obligations to restore/recover the environment arising from the right of use of the asset, which causes environmental damages as a result of the activities of the project or from regulatory requirements of the environmental agencies, and which are required to be compensated.

The dismantling and retirement of an asset occurs when it is permanently retired, through its shutdown, sale or disposal. This future long term obligation accrues interest which is recorded as a financial expense in profit and loss and it is also adjusted for inflation. Depreciation expense of the asset retirement obligation asset is recorded in the Statement of profit or loss.

In 2017, we recognized financial expenses in the amount of R$ 533 against the provision for asset retirement (R$541 in 2016).

The balance of the provision for asset retirement obligations as of December 31, 2017 amounted to R$ 15,051 and it is included in non-current “Other payables” (R$ 11,136 as of December 31, 2016).

28                                 Long-term commitments

Take or pay arrangements

The Company entered into long-term take-or-pay agreements with pulp, transportation, diesel, and chemical and natural gas suppliers effective for an average period of six years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimum agreed under the agreements, hence there is no liability recorded at December 31, 2017. The contractual obligations assumed at December 31, 2017 correspond to R$ 1,326,090 per year (R$ 1,387,613 at December 31, 2016).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

29                                 Shareholders’ equity

(a)                                Capital

The Company is authorized to increase its capital up to 150 million new common shares, by resolution of the Board of Directors, which will decide the price and the number of shares to be issued, as well as the term and conditions of payment.

At December 31, 2017 and 2016, fully subscribed and paid-up capital is represented by 553,934,646 nominative common voting shares without par value.

(b)                                Dividends

The Company’s by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

	2017	2016

Net income attributable to the shareholders of the Company	1,085,265	1654,848
(-) Legal reserve (5%)	(54,263)	(82,743)

Calculation basis	1,031,002	1,572,105

Minimum mandatory dividends (25%)	257,750	393,026

(c)                                 Statutory reserves

The legal reserve is constituted under Brazilian corporate law through the appropriation of 5% of the net income for the year and cannot exceed 20% of the capital. The purpose of the legal reserve is to protect capital, and it can only be used to offset losses and increase capital.

The investment reserve, corresponding to the balance of retained earnings, after the appropriation of the legal reserve, mainly relates to earnings reserved to meet the investment plans, upgrading and maintenance of plants, as approved by the Statutory Audit Committee and the Board of Directors.

(d)                                Repurchase and sales shares programs

In the meeting held on March 16, 2017, the Company’s Board of Directors approved the launch of a program for repurchase up to 548,090 shares issued by the Company, with the maximum term up to 18 months, starting on March 28, 2017 and ending on September 27, 2018 to be carried out in B3, at market price. The objective of the repurchase program is the acquisition of shares to be used in connection with the potential exercise of the call options by the Company’s CEO, statutory and non-statutory Officers and General Managers, under the Company’s stock option plan, without a Company’s corporate capital reduction, in compliance with the 1st paragraph of the article 30 of Brazilian Corporations Law and the provisions of CVM Instruction nº 567/15.

On June 29, 2017, the Company’s Board of Directors approved the closing of the repurchase shares program and the beginning of the sales program. During the repurchase shares program, the Company repurchased 548,090 shares for the total amount of R$ 17,046 that are recorded under “Treasury shares” in the shareholders’ equity. The sales share program is to make shares available to be purchased by the beneficiaries of the Company’s Stock Options Plans,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

in case they wish to exercise their option. The share program establishes that 892,132 Company’s registered, book-entry, common shares with no par value may be sold.

(e)                                 Treasury shares

As at December 31, 2017, the Company holds in treasury 751,022 (344,042 as at December 31, 2016) common shares with a unit value of R$ 30.74 per share, which corresponds to R$ 23,086 (R$ 10,378 as at December 31, 2016).

(f)                                  Other reserves

The amount of R$ 1,608,867 as at December 31, 2017 (R$ 1,599,640 as at December 31, 2016) refers, mainly, to the effects of the fair value uplift of the prior interest of Votorantim Celulose e Papel S.A. (“VCP”) (predecessor company) in Aracruz, at the time of the 2009 business combination.

(g)                                Share-based payments

Share options are granted to Company’s CEO, statutory and non-statutory Officers and General Managers. The exercise price of the granted options is equal to the share’s weighted average price in the three months prior to the date of the grant, without discount or indexation. Options are conditional on the beneficiaries completing three years’ service (the vesting period) from the grant date, subject to the group achieving its target. The options have a contractual option term of six years. The Company has no legal or constructive obligation to repurchase or settle the options in cash (Note 31(ii)).

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant date	Expiration date	Exercise price per share options	2017	2016

01/01/2014	12/31/2016	23.03	1,446	2,233
01/01/2015	12/31/2017	23.73	3,015	2,012
01/01/2016	12/31/2018	48.36	2,225	1,114

			6,686	5,359

30                                 Employee benefits

(a)                                Variable remuneration program

The Company maintains a performance based bonus program for its employees, which is tied to its performance plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2017 was R$ 79,765 (December 31, 2016 - R$ 79,167 and December 31, 2015 - R$ 95,954).

(b)                                Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund’s regulations, the Company matches employees’ contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company’s contributions for the year ended December 31, 2017 amounted to R$ 11,449 (R$ 11,657 as of December

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

31, 2016 and R$ 9,682 as of December 31, 2015), recognized under “Labor expenses”.

(c)                                 Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company’s employees covered in this agreement, their dependents, until they come of age, and their spouses, for life.

The Company’s policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit. The amount recorded as expenses for the year ended December 31, 2017 was R$ 8,512 (R$ 6,678 as of December 31, 2016 and R$ 6,940 as of December 31, 2015).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2017	2016

Discount rate - %	5.39	5.65
Real growth rate of medical costs - %	3.25	3.0
Rate of increase of utilization of medical assistance - %	3.25	3.0
Long-term inflation - %	4.4	5.5
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

The sensitivity analysis of the obligation related to the healthcare plan regarding changes in the main assumptions is the follows:

	Change in assumptions	Increase in assumptions	Decrease in assumptions

Discount rate - %	0.50%	Decrease of 5.6%	Increase of 6.1%
Trend rate of medical costs - %	0.50%	Increase of 6.3%	Decrease of 5.8%
Mortality	1 year	Increase of 4.3%	Decrease of 4.3%

The sensitivity analysis is based on changes in just one assumption while the other assumptions remain unchanged.

The actuarial obligation, recorded under “Other payables”, is as follows:

	2017	2016

Reconciliation of liabilities
Present value of actuarial obligations at beginning of the year	136,340	89,944
Cost of current service from:
Interest on actuarial obligations	15,527	11,806
Benefits paid	(7,015)	(5,270)
Actuarial (gain) losses in the “Other comprehensive income”	(10,095)	39,718
Others		142

Present value of actuarial obligations at end of the year	134,757	136,340

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(d)                                Employee benefits expenses

	2017	2016	2015

Payroll, profit sharing and related charges	677,455	668,932	654,984
FGTS and other rescission indemnifications	44,176	41,449	38,428
INSS	24,057	24,181	17,078
Others	42,825	43,956	32,703

	788,513	778,518	743,193

31                                 Compensation program based on shares

(i)                                   Phantom Share Plan

The program consists of an award in cash, based on the future appreciation of Company’s shares in the long term, referenced by the variation of the shares in the stock exchanges quotations. The program does not allow effective negotiation (sales and purchase of the shares). The Company’s CEO, the statutory and non-statutory officers and the general managers, according to the selection made by the Board of Directors, are eligible for the plan.

At the time of each grant, the eligible executive receives a quantity of Phantom Shares based on the Board of Directors’ assessment of the Company’s perceived value generation over the period. At the end of the period, if the beneficiary has complied with the foreseen conditions in the Phantom Shares Plan, including the 5-year term, is entitled to receive the ordinary remuneration (linked to 50% of the total Phantom Sharing granted), and, if applicable, additional remuneration (linked to the remaining 50% of the total Phantom Shares granted). The ordinary remuneration is equivalent to the value linked to the reference shares attributed to the beneficiary and that he will be entitled on the settled date. The complementary remuneration is equivalent to the value linked to the complementary reference shares, and the amount is determined according to the performance of the valuation of the Company’s shares in Reais, according to B3.

The plan has an expected duration of 10 years and it is worth mentioning that the granting of the right over the valuation of shares will be subject to the annual limit, expressed in reference shares covered by the right over the valuation, equivalent to 0.1% (one tenth percent) of the Company’s capital at the time of each grant and, at any case during the duration of the plan, to the global limit equivalent to 1% (one percent) of the Company’s capital at the time of each grant over the increase of the shares. For the purposes of checking the aforementioned limits, an individual value per reference share is attributed, corresponding to the weighted average of the closing values of the Company’s shares traded in B3 of the months of September, October and November of the fiscal year immediately preceding the financial year of granting.

Programs
Program	Award date	Vesting period	Options granted

2017	01/02/2017	01/02/2022	261,434

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(ii)                               Stock Options

The Program consists of a plan to grant Options to purchase shares. The Company’s CEO, statutory and non-statutory Officers and General Managers are eligible for the plan.

The Stock Option plan is managed by the Board of Directors of the Company, that establishes grant programs annually, and is responsible for defining: (i) the beneficiaries of the options, (ii) the total number of options of each grant, and the number of each type of options to which each Beneficiary will be entitled individually, (iii) the goals related to performance to establish criteria for the selection of beneficiaries and determining the number of options to be granted to each beneficiary, and (iv) the form and time of payment of the exercise price of the options.

The Stock Option plan can only be exercised after a vesting period of three years, as from the grant date established in the contracts, and the maximum period for the exercise of the option is six years since granted.

The exercise price of the options at the award date is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the three months prior to the date of the award.

Assumptions and calculation of fair value of options granted

The fair value of each option granted was estimated at the grant date based on the Black & Scholes option pricing model. The significant inputs into the model were:

					Fair value assumptions
Grant					Expectations		Free
Program	Grant- date	Number of options	Exercise price	Fair value of options	Dividends	Volatility	interest rate risk		Term maturity

2014	01/01/2014	349,091	23.03	10.59	—	36.27%	12.26	% p.a.	3 years
2015	01/01/2015	338,749	23.73	13.99	—	33.03%	12.43	% p.a.	3 years
2016	01/01/2016	204,292	48.36	26.52	—	31.69%	15.63	% p.a.	3 years

The settlement of this benefit plan for executives will be made by the Company in shares when the options are exercised.

Changes in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2017		2016
	Average exercise price per share option	Options	Average exercise price per share option	Options

At the beginning of the year	30.64	892,132	28.24	687,840
Granted			52.69	204,292
Exercised	23.10	(141,110)
Canceled	23.73	(16,830)

At the end of the year	30.09	734,192	30.64	892,132

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

In 2017, the compensation expense with the options to purchase shares was R$ 3,090 (R$ 4,124 of reversal of expense in 2016 and R$ 11,554 of expense in 2015), charged to the Statement of profit or loss under “Other operating (expenses) income” and the corresponding provision (or reversal) made against the “Capital reserve”.

32                                 Revenue

(a)                                Reconciliation

	2017	2016	2015

Gross amount	15,177,881	12,257,002	12,895,290
Sales taxes	(267,075)	(223,979)	(201,210)
Discounts and returns (*)	(3,171,653)	(2,418,206)	(2,613,413)

Net revenues	11,739,153	9,614,817	10,080,667

(*)    Related mainly to trade discounts.

(b)                                Information about markets

	2017	2016	2015

Revenue
Export market	10,621,066	8,620,295	9,168,894
Domestic market	1,025,783	905,175	818,680
Services	92,304	89,347	93,093

	11,739,153	9,614,817	10,080,667

(c)                                 Information by geographic areas

	2017	2016	2015

Europe	3,701,121	3,507,714	4,311,769
North America	2,357,164	2,071,941	2,467,956
Asia	4,562,781	3,040,640	2,389,169
Brazil and others	1,118,087	994,522	911,773

	11,739,153	9,614,817	10,080,667

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

33                                 Financial results

	2017	2016	2015

Financial expenses
Interest on loans and financing (i)	(966,598)	(608,661)	(470,139)
Loan commissions	(60,617)	(26,647)	(10,773)
Others	(135,402)	(116,402)	(88,881)

	(1,162,617)	(751,710)	(569,793)

Financial income
Financial investment earnings	342,418	199,104	131,641
Others (ii)	77,011	83,361	90,038

	419,429	282,465	221,679

Gains (losses) on derivative financial instruments
Gain	892,932	1,373,215	665,554
Losses	(655,371)	(672,288)	(1,495,682)

	237,561	700,927	(830,128)

Foreign exchange and losses
Loans and financing	(232,960)	1,716,123	(3,033,221)
Other assets and liabilities (iii)	(44,098)	(331,588)	526,198

	(277,058)	1,384,535	(2,507,023)

Net financial result	(782,685)	1,616,217	(3,685,265)

(i)        Does not include the amount of R$ 139,645 as at December 31, 2017 (R$ 108,668 as at December 31, 2016 and R$ 9,147 as at December 31, 2015), related to capitalized financing costs.

(ii)     Includes interest accrual of the tax credits.

(iii) Includes the effect of foreign currency exchange on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

34                                 Expenses by nature

	2017	2016	2015

Cost of sales
Depreciation, depletion and amortization	(2,178,166)	(1,960,328)	(1,866,052)
Freight	(1,080,550)	(921,939)	(912,647)
Labor expenses	(578,600)	(580,119)	(495,272)
Variable costs (raw and consumable materials)	(4,411,100)	(3,645,960)	(2,604,238)

	(8,248,416)	(7,108,346)	(5,878,209)

Selling expenses
Labor expenses	(26,917)	(33,142)	(29,152)
Selling expenses (i)	(481,077)	(411,878)	(373,336)
Operating leases	(2,678)	(2,095)	(1,879)
Depreciation and amortization charges	(11,732)	(9,742)	(9,977)
Other expenses	(24,828)	(24,449)	(22,909)

	(547,232)	(481,306)	(437,253)

General and administrative and directors’ compensation expenses
Labor expenses	(111,771)	(104,451)	(99,321)
Third-party services (consulting, legal and others)	(104,433)	(106,963)	(105,652)
Depreciation and amortization charges	(15,099)	(13,373)	(16,209)
Donations and sponsorship	(8,568)	(8,599)	(7,359)
Taxes and contributions	(6,962)	(6,119)	(5,687)
Operating leases and insurance	(10,581)	(11,339)	(9,197)
Other expenses	(28,293)	(24,953)	(22,196)

	(285,707)	(275,797)	(265,621)

Other operating income, net
Program of variable compensation to employees	(71,225)	(60,806)	(119,448)
Gain on sale of investment - Losango Project (Note 1(b))	61,648
Tax credits	4,742	10,346	7,383
Increment of the provision for impairment of the ICMS credits			(165,085)
Gain (loss) on disposal of property, plant and equipment	(35,782)	(31,342)	135,347
Change in fair value of biological assets (Note 18)	(326,349)	(212,248)	184,583
Provision (reversal) for contingencies	29,052	(23,174)	(13,716)
Others	(1,799)	(3,943)	(4,717)

	(339,713)	(321,167)	24,347

(i)            Includes handling expenses, storage and transportation expenses and sales commissions, among others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

35                                 Insurance

The Company has insurance coverage for operational risks, with a maximum coverage of R$ 6,820,000. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$ 25 million corresponding to R$ 82.7 million on December 31, 2017.

Fibria’s management considers these amounts sufficient to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective through August 31, 2018, renewable for additional 12 months.

In addition, Fibria has insurance coverage for civil responsibility of its directors and officers for amounts considered adequate by management.

36                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	2017	2016	2015

Numerator
Net income attributable to the shareholders of the Company	1,085,265	1,654,848	342,185

Denominator
Weighted average number of common shares outstanding	553,239,488	553,590,604	553,591,112

Basic earnings per share (in Reais)	1.96	2.99	0.62

The weighted average number of shares in the period is represented by a total number of shares of 553,934,646 issued and outstanding for the year ended December 31, 2017, 2016 and 2015, excluding the 751,022 treasury shares of shares in the year ended December 31, 2017 (344,042 as at December 31, 2016 and 2015). During the years 2017 and 2016 there were no changes in the number of shares of Company.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Diluted

Diluted earnings per share are calculated by dividing net income attributable to the Company’s shareholders common shares by the weighted average number of common shares available during the year plus the weighted average number of common shares that would be issued when converting all potentially dilutive common shares into common shares:

	2017	2016	2015

Numerator
Net income attributable to the shareholders of the Company	1,085,265	1,654,848	342,185

Denominator
Weighted average number of common shares outstanding	553,239,488	553,590,604	553,591,112
Dilution effect
Stock options	751,022	892,132	687,840
Number of common shares outstanding adjusted according to dilution effect	553,990,510	554,482,736	554,278,952

Diluted earnings per share (in Reais)	1.96	2.98	0.62

37                                 Non-current assets held for sale

	2017	2016

Losango Project
Biological assets	284,217	284,217
Property, plant and equipment - substantially land	305,632	305,632
Others	8,408	8,408

(-) Disposals (Note 1(b))	(598,257)

		598,257

Upon classification as assets held for sale, the carrying amount of the assets held for sale was compared to their estimated fair values less cost of sale, and no impairment losses were recognized.

The Company assumed indemnification commitments with respect to potential losses, as agreed in the corresponding sale agreements which have specific limits, period for the indemnification commitments and procedures for the other party to require the indemnification.

38                                 Impairment testing

As of December 31, 2017, the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described in item (a) below. As described in item (b) below, the Company also performed an impairment analysis of its long lived assets.

(a)                                CGUs with goodwill allocated - Aracruz

In December 2017, the Company performed an impairment analysis of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

flow model for the group of CGUs. The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows which represent the Company’s best estimate approved by management. The impairment test did not result in the need to recognize an impairment loss.

Goodwill allocated to the group of CGUs (Aracruz, Portocel and Veracel) amounted to R$ 4,230,450 at December 31, 2017 and 2016.

Cash flows for a period of ten years were considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC (Weighted Average Cost of Capital) rate. This rate takes into consideration the various components of financing, debt and own capital used by the Company to finance its activities. The cost of capital of the CGU was determined using the Company’s own capital cost through the Capital Asset Pricing Model. WACC was adjusted to a pre-tax rate of 10.47%

The main assumptions used in determining value in use at December 31, 2017, are as follows:

Assumptions

Net average pulp price - U.S. Dollar/ton (*)	641
Average exchange rate in the period - R$/U.S. Dollar	3.71
Discount rate - WACC (nominal and real) - %	9.37 and 6.91

(*) The net average pulp price was obtained from external sources in the sector and it is consistent with the Company’s strategic budget.

Management determined the gross margin based on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports and in the Company’s strategic budget.

Management believes it to be reasonably possible that future changes in the pulp price combined with changes in the exchange rate may result in the recoverable amount of the CGUs to be different.

The recoverable value of the CGU as per the impairment test exceeds its book value (headroom) by R$ 6.05 billion (R$ 3.96 billion in 2016).

For purposes of the sensitivity analysis, we evaluated that even with a combined reduction of 10% in the pulp price and in the exchange rate (U.S. Dollar) over the next four years of discounted cash flows, the recoverable amount will still being higher than its value in use.

(b)                                Company’s long lived assets

At December 31, 2017, the Company assessed whether the value in use of its long lived assets exceeded its carrying amount. Value in use was measured using the discounted cash flows method. The processes to estimate the value in use followed the same assumptions and judgments described in item (a) above. The impairment test did not result in the need to recognize an impairment loss.

39                                 Subsequent events

Early payment of BNDES contracts

On January 29, 2018, the Company prepaid the amount of R$ 909 million regarding to contracts signed with BNDES for forestry and industrial projects, with original maturities between 2018 and 2022 and interest rates of TJLP plus 2.42% p.a. and 4.65% p.a., UMBNDES (currency basket) plus 2.42% p.a. and 2.48% p.a. and fixed

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

interest rate of 6% p.a. The balances regarding the contracts paid were presented as current liabilities as of December 31, 2017. This settlement helps the decrease of the Company’s average debt cost.

Export credits (prepayments) contracted

On December 10, 2018, the Company, through its subsidiary Fibria International Trade GmbH, entered into an export prepayment contract, in the amount of US$ 170 million (equivalent to R$ 547,723), with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, depending on the current risk rating of the Company, with a five-year term. The funds were received on January 16, 2018.

Hiring of port services

On January 29, 2018, the Company’s Board of Directors approved the hiring of logistic operations services for the handling of pulp, with a take-or-pay condition, to be rendered by Embraport - Empresa Brasileira de Terminais Portuários S.A. (“DP World Santos”), in its private use terminal located at the left bank of the Santos Estuary, São Paulo State, where will be constructed by the Company a logistic port installation dedicated to the warehousing, handling and shipping of pulp, with an estimated investment of R$ 700 million.

The port operation will start after the conclusion of the new warehouse and other harbor-logistic structures, expected to take place up to the end of 2020. It is assured to the Company the use of the port services in this terminal up to 2039, which could be extended up to 2042, subject to the obtaining of the port authorization renew by DP World Santos. The contracts were signed on January 29, 2018.

*          *          *

MANAGEMENT REPORT

MESSAGE FROM MANAGEMENT

In 2017, Fibria has held one of the most significant harvests in our history, reinforcing our ability to overcome challenges and achieve results.

In August, we began operations in the second production line at the Três Lagoas unit, in Mato Grosso do Sul state, before the deadline and under the initially estimated budget. We thus increased our structural cost competitiveness, expanded Fibria’s market presence in the pulp and paper sector, and became a global benchmark for having recorded the lowest “inside the fence” investment (industrial capex) in projects of this size. Such positive results are the result of efficient project management efforts, achieved through the engagement of all those involved (internal staff, suppliers, partners and the community). It was thanks to these joint efforts that we have achieved, for example, safety performance levels that have become a new international benchmark for pulp projects.  Another highlight was the Agente do Bem (Agent of Good) program, which engaged several sectors of local society in initiatives to protect children and adolescents and allowed us to improve the governance of our suppliers, benefiting the social fabric of the Três Lagoas region and becoming a benchmark for new projects in the sector.

In terms of innovation, our new mill in Mato Grosso do Sul is one of the most modern plants, featuring state-of-the-art technology and design and creating room for Fibria to have, in the future, the opportunity to generate more wealth from the forest, in line with our strategic aspirations. We established the world’s first automated forest nursery, developed based on the technology used for planting flowers in the Netherlands. The wood logistics operation was also innovative in the pulp sector thanks to the development of a new means of transportation — the pentatrem — and incorporation of the latest process digitization tools. With regard to new complementary businesses, we have made important advances, such as the acquisition of a stake in the Finnish startup Spinnova, focused on the development of low-cost environmentally sustainable technologies for the production of raw materials for the textile industry.

In the field of Corporate Governance, in 2017, we completed the first cycle of the Sustainability Committee, an advisory body to the Board of Directors, whose activities since the Company’s inception have made important contributions to issues such as traditional communities, climate change and the definition of 2025 long-term goals, disclosed by the Company to the market. Committed to the continuous evolution of our governance practices, in 2017, Fibria made progress in continuously strengthening its culture of

Compliance and trained all Company managers on the main guidelines and practices established in its Code of Conduct.

From the industrial operation point of view, the Company continued to pursue efficiency gains through the implementation of projects, process improvements and innovation, allowing us to resume high operational stability levels. In 2017, the pulp market was characterized by a clear imbalance between supply and demand. Demand for pulp remained high in the main regions throughout the year and, on the supply side, the market was surprised by a number of unscheduled stoppages, as well as conversions of mills to other purposes. As a result of this scenario of heavy demand and limited supply, the successive pulp price increases announced by manufacturers throughout the year were absorbed by the market.

Fibria’s net revenue totaled R$11.739 billion in 2017, 22% more than in 2016, due to higher sales volume and the 18% increase in the average net price in dollars compared to 2016. As a result of the favorable pulp price scenario and higher sales volume, EBITDA totaled R$4.952 billion (margin of 49%, excluding the volumes from the Klabin agreement), 32% up on 2016. We closed the year with net income of R$1.093 billion and free cash flow of R$2.025 billion. Management has proposed the distribution of R$258 million in mandatory minimum dividends, which will be submitted for approval by the Annual Shareholders’ Meeting, scheduled for April.

Standard & Poor’s and Fitch maintained Fibria’s Investment Grade Status throughout Horizonte 2’s investment cycle, thanks to its financial discipline in leverage management, which led the Company to close 2017 with a solid financial position and a BBB-/Stable rating from S&P and a BBB-/Positive rating from Fitch, attesting to the quality of its credit risk. Fibria’s leverage, as measured by the net debt/EBITDA ratio (in dollars), peaked at 3.79x in the first quarter of the year, due to the investment in the Horizonte 2 expansion project at Três Lagoas (MS), but ended 2017 at 2.41x, underlining the Company’s strong cash generation. In 2017, Fibria made two issues in the international bond market for a total of US$1.3 billion: a public distribution of R$941 million in agribusiness receivables certificates (CRAs, in the acronym in Portuguese) issued by RB Capital Companhia de Securitização and US$700 million in export prepayment facilities. These funds were partially allocated to settling export prepayment facilities totaling US$1.487 billion. Fibria closed 2017 with net debt of US$3.7 billion.

On the socio-environmental front, it is worth noting the remarkable results of our environmental restoration efforts. In 2011, Fibria made a commitment to restore 40 thousand hectares — Brazil’s largest forest recovery project —, and we closed 2017 with 22.5 thousand restored hectares. This progress makes us confident that, by 2025, we will have achieved our long-term goal disclosed to the market. In 2017, we were also pleased to see our shared value creation initiatives, which are an integral part of our business strategy, recognized in a case study by FSG Consulting, created by Professor Michael Porter of Harvard University, USA, who studies this subject. We implemented the first cycle of the Sustainable Supply Program in our supply chain in 2017. The initiative is aimed at all types of suppliers and Fibria’s employees directly and indirectly involved in supplier contracting and supplier relations.

In 2017, we developed the Somos Fibria (We are Fibria) initiative across the Company, working on both branding and internal culture, communicating our Inspiration and Purpose, as well as reviewing and strengthening our Management Beliefs. This year was also marked by a new organizational step towards a more diverse and inclusive workplace. We value diversity and recognize that people are unique. Together, they create the best results for all.

In 2017, the Company received awards and recognitions that attest to its excellent performance. Fibria was once again included in the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets), an important sustainability index of the New York Stock Exchange (NYSE), as well as in the portfolios of other relevant indices, such as B3’s Corporate Sustainability Index (ISE). Outside Brazil, we won the Best ESG Forestry Management Award — Sustainability Awards 2017 from British magazine Capital Finance International and received the title of Corporate Sustainability Champions from NGO Rainforest Alliance. In Brazil, Fibria was elected Company of the Year by Época Negócios 360° yearbook and received the title of best company in the pulp and paper sector from IstoÉ Dinheiro and Dinheiro Rural magazines. The Company also received the Eco Award from the American Chamber of Commerce (Amcham), as a result of its supply chain sustainability efforts, and the Época Empresa Verde Award from Época magazine in the Climate Change category. In addition, for the ninth consecutive year we have maintained our presence in the select Guia Exame de Sustentabilidade from Exame Magazine, which lists and recognizes the most sustainable companies in the country.

As we reach the end of yet another year with so many positive results, we must acknowledge the role of everyone who is walking this path with us. We wish to express our most sincere thanks to our employees, customers, shareholders, investors, partners and suppliers for their confidence in us. Fibria’s success is the result of this joint construction, a reason for pride, satisfaction and motivation for all of us.

Marcelo Strufaldi Castelli                                                    José Luciano Penido

CEO                               Chairman of the Board of Directors

MARKET OVERVIEW

In 2017, the pulp market saw robust growth in global demand, which, together with a series of events that limited supply, created favorable conditions for the announcement of consecutive price increases in almost every month of the year.

Demand for pulp was high in the main regions during the entire year, supported by the excellent performance of paper manufacturers in order to meet strong demand for their products, as well as low pulp and paper inventories of Chinese paper and cardboard manufacturers at the beginning of the year, which remained low throughout the year.

On the supply side, the market was surprised by unscheduled production downtimes related to operational problems that occurred mostly in the second half of the year, offsetting the impact of new capacities.

In this booming market, Fibria began operating the new Horizonte 2 pulp line at the Três Lagoas unit and posted a record sales volume of 6,212 million tons of pulp in 2017, 13% more than in 2016.

PERFORMANCE ANALYSIS

In 2017, Fibria’s pulp production totaled 5.6 million tons, 12% more than in 2016, mainly due to the start-up of the new pulp production line in Três Lagoas (Horizonte 2 Project) and fewer maintenance downtimes in 2017 compared to 2016, in accordance with the calendar of scheduled downtimes disclosed to the market.

Pulp sales volume came to 6.2 million tons, 13% up on 2016. The volume increase was chiefly due to the start-up of the Horizonte 2 Project (324 thousand tons sold), whose output was mostly exported to Asia, and the fact that the agreement with Klabin was valid during the entire year, versus only eight months in 2016 (Fibria began buying pulp from Klabin in May 2016), adding 331 thousand tons between 2016 and 2017.

The breakdown of sales by final use was as follows: the Tissue Paper segment accounted for 49% of the 2017 total, followed by Printing and Writing Paper, with 35%, and Specialty Papers, with 16%. As a result of the start-up of Horizonte 2 and the fact that its output was mostly directed to the Asian market, Asia now accounts for a larger share of revenue, with 37% of the total, followed by Europe with 33%, North America with 20%, and Brazil and other Latin American countries with 11%.

Net operating revenue totaled R$11.7 billion, 22% more than in 2016, thanks to the 13% increase in sales volume and the 18% rise in the average net price in dollars, partially offset by the 8% decline in the average exchange rate between 2016 and 2017.

The cost of goods sold (COGS) came to R$8.2 billion, 16% up on 2016, due to higher sales volume, including volume both from the Horizonte 2 Project and the agreement with Klabin (in effect during the entire year in 2017), partially offset by the reduction in wood costs at the Aracruz unit and the impact of fewer scheduled downtimes in 2017 compared to 2016.

Selling expenses came to R$547 million, 14% higher than in the previous year, chiefly due to increased sales volume, partially offset by the decline in the average exchange rate in 2017 compared to 2016.

Administrative expenses stood at R$286 million, 4% more than in 2016, mainly as a result of increased spending on salaries and related charges and lower spending on outsourced services.

In 2017, adjusted EBITDA totaled R$5.0 billion (margin of 49%, excluding Klabin’s volume), 32% higher than in 2016. In general, this performance was driven by higher sales volume and increased pulp prices in dollars throughout the year, partially offset by the decline in the average exchange rate in 2017 and the higher pulp cash cost and increased logistics costs. It is worth noting that the operation with Klabin has no impact on EBITDA.

The financial result was negative by R$783 million, versus a positive R$1.6 billion in 2016. This variation was mainly due to the impact of the exchange variation on dollar-denominated debt (the dollar appreciated 1.5% against the real in the period), since a large part of the Company’s debt is dollar-pegged given its primary nature as an exporter, and the lower positive result of the mark-to-market of derivative financial instruments in 2017 compared to 2016, partially offset by higher interest expenses on loans and financing.

Given all the above, Fibria reported 2017 net income of R$1.1 billion, 34% less than in 2016. As the Company recorded this positive net result, management proposed the distribution of mandatory minimum dividends of R$258 million — which will be submitted for approval by the Annual Shareholders’ Meeting, scheduled for April.

STRATEGY

Fibria’s strategy is based on three pillars: (i) profitability through operational excellence, continuous operational improvements, modernization, differentiation and innovation; (ii) disciplined growth in the pulp market; and (iii) diversification of forestry products that represent complementary opportunities in the value chain.

Under the continuous improvement pillar, we highlight the actions designed to improve operational performance with the resumption of high operational stability levels at factories and increased productivity and forest resilience this year.

Under the growth pillar, Fibria expanded its leadership and competitiveness with the start-up of the Horizonte 2 Project in late August 2017. With investments of R$7.3 billion, below the original budget, the new mill is the world’s largest single pulp production line, adding 1.95 million tons of pulp/year to the Company’s production capacity, with 130 MWh in surplus generation of renewable energy. As a result, total nominal production capacity at the Três Lagoas unit increased to 3.25 million tons of pulp/year, while the Company’s total installed capacity reached 7.25 million tons of pulp/year. Considering the existing sales agreement with Klabin, which represents an annual sales volume of 900 thousand tons of pulp/year, Fibria achieved a market presence of 8.15 million tons of pulp/year after the inauguration of the new production line.

Under the new business pillar, Fibria is always seeking to identify complementary initiatives in the value chain, focusing on maximizing the creation of wealth with its forests, through bioproducts (bio-oil, lignin and nanocellulose), real estate and other.  In 2017, we highlight the investment to acquire a minority stake in Finland-based Spinnova.

Spinnova is a startup focused on the development of low-cost and environmentally sustainable technologies for the production of raw materials for the textile industry. These technologies utilize wood fibers to produce yarns and filaments that can replace cotton, viscose and/or other raw materials for woven and non-woven fabrics.  Under the agreement, Fibria purchased a number of common shares equivalent to 18% of Spinnova’s total capital stock for 5.0 million euros. In line with the Company’s new business route, Spinnova and its technology platform, together with Fibria’s expertise, will allow the development of products for new applications over the next few years.

CAPITAL EXPENDITURE

Capex totaled R$2.077 billion in 2017, excluding the Horizonte 2 expansion project and pulp logistics investments, 3.0% under the capital budget approved for the year. Including the Horizonte 2 Project and pulp logistics investments, capex totaled R$4.7 billion.

The Board of Directors has approved a capital budget of R$3.6 billion for 2018, R$0.4 billion of which will be allocated to the Horizonte 2 expansion project, to be submitted for approval by the Annual Shareholders’ Meeting, scheduled for April.

LIABILITY MANAGEMENT

2017 was marked by the Company’s financial robustness even during the capex-intensive period related to the Horizonte 2 Project.

After financial leverage, as measured by the net debt/EBITDA ratio in dollars, peaked at 3.79x in the first quarter of 2017, a figure considered low compared to its competitors that have undergone capacity expansion processes in recent years, Fibria began its deleveraging process in the second quarter, even before the start-up of the new Horizonte 2 production line, closing 2017 with leverage of 2.41x in dollars and 2.49x in reais. Throughout the year, with the purpose of balancing out and extending the debt amortization schedule, Fibria made two issues in the international bond market for a total of US$1.3 billion at a weighted average cost of 5.0% p.a., with an average term of 9 years: a public distribution of R$941 million in agribusiness receivables certificates (CRAs, in the acronym in Portuguese) issued by RB Capital Companhia de Securitização and US$700 million in export prepayment facilities. Fibria used part of these funds to settle export prepayment facilities totaling US$1.487 billion, which, in addition to improving its debt profile, led to the termination of the financial covenants in these agreements. Fibria had solid financial liquidity in 2017. Cash and cash equivalents closed December 31, 2017 at R$6.968 billion, including the mark-to-market of hedge instruments totaling a positive R$134 million. Excluding the impact on the cash position of the mark-to-market of hedging, 48% of cash was allocated to local currency government and fixed income securities. The remaining funds were allocated to short-term investments abroad.

The Company has an unused revolving credit facility of R$1 billion. These funds, despite not being utilized, help improve the Company’s liquidity. When added to the current cash position of R$6.968 billion, this line resulted in an immediate liquidity position of R$7.968 billion. As a result, the cash to short-term debt ratio closed 2017 at 8.7x.

Fibria ended the year with gross debt of R$19.299 billion, corresponding to US$5.834 billion, which represents a 15% year-on-year increase in dollars due to funding operations in the period. Fibria closed 2017 with net debt of R$12.331 billion. The average maturity of the total debt was 60 months on December 31, 2017 and the average cost of the total debt measured in dollars, considering debt in reais adjusted by the market curve, was 3.4% p.a.

DIVIDENDS

The Company’s bylaws require a minimum annual dividend of 25% of net income, adjusted for allocations to the capital reserves as provided by Brazilian Corporate Law. As the Company recorded a net positive result of R$1.093 billion in 2017, Management has proposed the distribution of R$258 million as mandatory minimum dividends, which will be submitted for approval by the Annual Shareholders’ Meeting, scheduled for April.

Fibria’s dividend policy envisages the possibility of paying additional dividends throughout the year, in accordance with its cash generating capacity, providing its Indebtedness and Liquidity Policy is complied with and its commitment to Investment Grade status is fulfilled.

CAPITAL MARKET

Fibria’s shares, which are traded in the Novo Mercado listing segment of B3 under the ticker FIBR3, appreciated 54% in 2017, closing the year at R$47.85. On the NYSE, the Company’s level III ADRs, traded under the ticker FBR, closed 2017 at US$14.70, 57% up. The average daily trading volume on B3 and the NYSE was 3.4 million in 2017, 19% down from 2016. The average daily financial volume was US$39.4 million, 18% higher than in the previous year.

Total shares (common shares)	553,934,646 common shares (ONs)
ADR (American Depositary Receipt)	1 ADR = 1 common share
Market cap on 12/31/2017	R$26.5 billion | US$8.0 billion

Fibria’s shares are included in the main Brazilian stock market indices — the Ibovespa, the Brazil 50 Index (IBRX-50), the Brazil 100 Index (IBRX-100), the Special Corporate Governance Stock Index (IGC), the Special Tag-Along Stock Index (ITAG), the Carbon Efficient Index (ICO2) and the Corporate Sustainability Index (ISE). They are also part of the NYSE’s Dow Jones Sustainability Emerging Markets index (DJSI Emerging Markets) and the FTSE4Good Index, among others.

Fibria has maintained close relations with its investors and the market in general through the promotion of important public meetings and events, such as the Investor Tour, held at the Três Lagoas unit (MS) in September, and Fibria Day, held at the NYSE (USA) in December.

CORPORATE GOVERNANCE

Since its inception in 2009, Fibria has sought to align itself with the highest standards of corporate governance by joining the Novo Mercado segment of B3 and Level III ADR of the New York Stock Exchange, the highest listing segment for foreign issuers. Since then, the Company has remained committed to constantly improving its practices, focusing on integrity, transparency, equity and reliability in all its businesses and relationships, based on solid governance principles that guide organizational conduct. The excellence of our governance practices has been recognized through inclusion in the main sustainability indexes, such as the Dow Jones Sustainability Index (NYSE) and ISE (B3).

The Company has a governance structure composed of the Shareholders’ Meeting, the Board of Directors, five advisory committees (Statutory Audit, Finance, Innovation, Sustainability, and Personnel and Remuneration), the Fiscal Council and the Executive Board.

Since 2016, the Governance, Risk and Compliance executive area, also responsible for Internal Audit, has reported directly to the Chairman of the Board of Directors, further strengthening Fibria’s corporate governance structure, with clearly defined roles and equal treatment of shareholders.

In 2017, Fibria innovated and implemented video learning to reinforce the main guidelines and practices in its Code of Conduct. Named Ética e Código de Conduta Fibria (Fibria’s Ethics and Code of Conduct), the training was mandatory for the Company’s entire Executive Team. In order to expand and strengthen its Compliance Program, Fibria launched a company-wide internal communication campaign, including its international offices. The campaign complemented the initiatives already underway within the Compliance Program, especially with regard to the Anti-Corruption and Compliance with Competition Law pillars. Through several communication materials and initiatives, which included an interactive lecture with philosopher Clóvis de Barros Filho, Fibria encouraged reflection on ethics and integrity, as well as on the importance of taking action to protect free competition and fight all forms of corruption, sensitizing employees and contractors and raising their awareness of the appropriate conduct expected of each one of them on their day-to-day activities related to these issues in order to prevent misconduct.

For the entire duration of the initiative, Fibria repeatedly reminded employees and contractors that the Company has an Ombudsman Channel, both for answering questions about the issues under discussion and for receiving confidential reports of misconduct, thus correcting and preventing irregularities in the Company’s business environment.

In 2017, we also improved Corporate Governance in companies in which we have joint control, accelerating the Compliance Program, implementing internal regulations for the Board of Directors and advisory bodies, and developing their Socio-environmental Investment, Anti-corruption, and Sponsorship and Donation Policies.

SUSTAINABILITY

The essence of our business is to produce renewable forest-based products while respecting life. Fibria believes companies must engage in the construction of transformative solutions for a more just and sustainable society. As a result, the Company has sought to contribute more by creating shared value focused on innovation, operational excellence and dialog with its stakeholders. As a result of its commitment to these practices, the Company received important awards in 2017, such as the Eco Award from the American Chamber of Commerce, which recognized Fibria’s Supply Chain Sustainability practices. We were also included once again in the NYSE’s Dow Jones Sustainability Emerging Markets index (DJSI Emerging Markets) and the BM&FBovespa’s Corporate Sustainability Index (ISE).

The Company publishes an annual Sustainability Report in accordance with the guidelines (G4 version) of the Global Reporting Initiative (GRI) and the International Integrated Reporting Council (IIRC), which is filed with the CVM through the IPE system in the “Sustainability Report” category.

Local Development

We seek to ensure the social legitimacy of our business by strengthening our relationship with the communities over the long term and integrating their interests in the conduct and management of our business. Currently, income generation initiatives, such as family farming, beekeeping and handicrafts, impact more than 7 thousand families, increasing the average income of beneficiary households and promoting local development.

Shared Value at Fibria

Jointly with FSG, a consulting firm headed by Michael Porter and Mark Kramer, Fibria evaluated shared value initiatives. Harvard professors Kramer and Porter defined the concept of shared value in an article entitled “Creating Shared Value” they wrote for Harvard Business Review in 2011.  Shared value strategies are those that increase a company’s competitiveness, while improving the economic and socio-environmental conditions of the communities where it operates.

The case study identified the following main shared value initiatives:

1.              The Programa Poupança Florestal (Forestry Savings Program), established in 1990, provides materials and technical assistance to help farmers grow eucalyptus in their properties, including local landowners in Fibria’s supply chain and thereby aligning their prosperity with our success.

2.              The Programa de Desenvolvimento Rural Territorial - PDRT (Territorial Rural Development Program) increases income and institutional capital in local communities, while reducing social conflict.

3.              The Desenvolvimento de Fornecedores Locais (Local Supplier Development) initiative was launched in 1995 to develop a local industrial base and foster local entrepreneurship. Local suppliers currently account for 70% of supply at the Aracruz unit, bringing important cost savings for the Company, as well as creating jobs and increasing income in the region.

4.              The Manejo Florestal Sustentável (Sustainable Forest Management) initiative allows the Company to reduce its environmental footprint through sustainable forest management practices and technological advances in tree improvement. These environmental initiatives generate other financial returns. Firstly, improved natural ecosystem services can reduce costs, as in the case of ant control. Secondly, better forest management practices associated with Fibria’s breeding technology help increase eucalyptus productivity.

Sustainable Development Goals

Fibria sought to explore its connections and contributions to the 17 Sustainable Development Goals that make up the UN 2030 Agenda. In 2017, Fibria mapped the connections linking the SDGs and the 13 material issues to Fibria’s Long-Term Sustainability Goals and the initiatives and impacts of its operations. Fibria has published on its website an infographic that summarizes the mapping results and enhances the Company’s transparency.

Supply Chain Sustainability

Fibria works to integrate sustainability into its supply chain and, in 2017, these efforts resulted in the publication of the Supplier Relationship Manual, designed to ensure good practices and actions related to Business Relations, Labor Relations, Environmental Protection, Human Rights and Management Systems.

Green Bond

In January 2017, Fibria raised US$700 million in ten-year green bonds. The issue was supported by an independent opinion of Sustainalytics that verified the eligibility criteria associated with issue. The eligible projects must fit into the following categories:  Forest Management, Conservation and Biodiversity, Waste, Water and Energy. The allocation of funds to eligible projects and their environmental impacts are verified by a third party and the results are published in the Fibria Green Bond Report every year.

Natural Capital and Environmental Externalities

The forest sector depends on natural resources, such as the water needed for both planting and the industrial process. These resources comprise natural capital, i.e. the set of natural, biotic and abiotic resources that form ecosystems and generate a diverse flow of benefits to society, known as ecosystem services. The impacts of the business on the benefits that society derives from natural capital that are not adequately compensated or penalized are known as “externalities.”

In 2017, Fibria set out to diagnose and measure externalities arising from its operations. In order to better evaluate such risks and opportunities, a qualitative analysis of real and potential externalities (positive and negative) was carried out and, as a result, 20 of the 23 studied ecosystem services were considered relevant to the Company’s operations. Fibria prioritized five of these, which will be submitted to monetary valuation and measurement. They are: (1) food supply, (2) global climate regulation, (3) fresh water supply, (4) fresh water regulation and quality and (5) ecosystem integrity.

Restoration

Fibria aims to conserve and improve regional biodiversity. Therefore, in 2011, it made a commitment to promote the environmental restoration of 40 thousand hectares of its own areas between 2012 and 2025. In 2017, the Company reached 56% of its long-term goal, with 22.5 thousand hectares restored. Fibria believes that this achievement will enrich wildlife and flora, including endangered species, in the Atlantic Rainforest and Cerrado biomes and will expand environmental services - carbon sequestration and water availability and quality, among others - of areas whose original characteristics were altered due to human activities.

TECHNOLOGICAL INNOVATION

Through continuous investment, Fibria’s Technology Center develops research and technological innovation in order to increase productivity and improve forest quality, as well as develop new products, always in a sustainable way. These efforts contribute to the creation of competitive differentials in the pulp market and enable Fibria to diversify its business through activities performed both in our laboratories and experimental areas, and in partnership with external institutions around the world. Given the importance of innovation for its strategy, Fibria invests approximately 0.7% of its net revenue every year in this area, including operating and capital expenses.

Fibria’s Classic Genetic Improvement Program, designed to achieve the long-term IMACel (air-dried tons of pulp per hectare per year) goals established by the organization, continued performing well.  The average potential of the new clones/clonal compounds recommended in 2017 for 2018 was 11.8 adt/ha/year, with the additional advantage of lower vulnerability to biotic and abiotic stress resulting from climate change.

The biotechnology program also had relevant results in 2017, led by increased efficiency in the generation of new transgenic events. We have also continued with the research to assess the potential of other biotechnological tools, such as genome editing and polyploidy. The biosafety aspects and regulatory issues related to genetically modified eucalyptus (EucaGM) remained in the spotlight throughout 2017, with initiatives focused on both internal and external stakeholders.

In 2017, the forest management research area analyzed soil and plant samples from thousands of hectares and recommended new fertilizers for all units through the Integrated Fertilization Recommendation System (SIRA), which was developed by Fibria, resulting in significant gains in logistics, costs and occupational safety. In addition, the Company produced new knowledge on the nutritional needs of eucalyptus.

Regarding pest and disease control, Fibria has implemented actions to increase the use of biological pest control and reduce pesticide use. In 2017, the Natural Resource and Forest Protection Laboratory produced and introduced more than 10 million natural enemies in plantations, contributing to the strategy of integrated control of pests and diseases. These efforts also helped Fibria retain FSC certification in all its units.

In the ecophysiology field, Fibria has been learning more about the effects of climate change on its plantations. These studies are based on open-air laboratories implemented in recent years (Micro-basin Project, Flow Tower Network and Weather Station Network) and enabled us to create an index system for making decisions about the siviculture process based on weather predictions. Thus, processes such as soil preparation, fertilization and pesticide application can be planned in a way to avoid waste, guaranteeing plantation quality. These facilities also allow the monitoring of the forest ecosystem through measurements of forest-atmosphere exchanges (CO2, water and energy). This enables the development of forest productivity and growth prediction models for different climate scenarios, in addition to landscape management practices focused on ecosystem services.

In 2016 and 2017, the Company substantially improved its intellectual property management, competitive intelligence and technology prospecting activities. In 2017, Fibria filed four new patent applications and obtained five patents in progress, as well as protection for a eucalyptus cultivar. All in all, Fibria currently has 160 granted patents, 149 filed patents and 25 protected cultivars, underlining the success of its innovation process.

Regarding the development of new products and processes, Fibria has been constantly investing to identify technologies that can add value to its current business. Throughout 2017, research projects on several fronts focused on the use of our biomass as raw material for new products and on the use of existing sources in the production process, such as lignin. Within the scope of projects focusing on the alternative use of biomass, we advanced the engineering concepts related to RTP bio-oil processing in 2017. We also made significant progress in the development of applications for lignin and began studies for the future implementation of a production unit.

In addition, in 2017, Fibria completed the installation of its pilot plant for the production of microfibrillated cellulose and tissue paper, creating opportunities for the development of both new microfibrillated cellulose-based products and new pulp products for consolidated markets, such as tissue paper.

Fibria constantly monitors technological developments that may have synergies with its current business and, in 2017, it acquired an interest in Spinnova, whose technology can process wood fibers for textile production.

SUPPLIERS

Fibria has an extensive and diversified supplier base, ranging from small farmers to large national and multinational corporations. In 2017, Fibria had business relations with around 8,000 suppliers, whom it seeks to engage in best social and environmental practices, focusing on the responsible use of natural resources and respect for workers’ rights. One of the highlights of the year was the Horizonte 2 Project, which involved approximately 480 direct and indirect suppliers in the duplication of the Três Lagoas plant, with start-up in 2017.

Fibria constantly requires that all its suppliers comply with labor and environmental policies and laws and with Fibria’s health and safety criteria, whether in the company approval and/or contracting processes, or throughout the term of the contracts. Fibria has a Web Portal that optimizes communication with potential suppliers in the process of approval and performance assessment of strategic suppliers, as well as in the monitoring of their accessory obligations. In the constant pursuit of process improvements, in 2017, the Supply area implemented an Electronic Procurement Portal that aims to further strengthen process compliance, as well as simplify transactional steps.

Local development in the regions where it operates is another important aspect taken into account by the Company, which establishes partnerships with local suppliers whenever possible. Also, in order to help these suppliers expand their business, Fibria sponsors and participates in development programs to certify such suppliers in regard to environmental, financial management, tax, labor, quality, and occupational health and safety issues. These initiatives include the Integrated Supplier Development and Qualification Program (PRODFOR) in Espírito Santo, which was implemented by Fibria in 1998 and is now a national reference, having developed more than 680 suppliers, and the Supplier Qualification Program (PQF Avançado) in Mato Grosso do Sul, created by Fibria in 2010, which has qualified more than 100 suppliers. Whenever possible, the Company also participates in the rounds of negotiations promoted by official supplier promotion and development bodies in the regions where it operates. These meetings are designed to bring together small suppliers and major supply chain driving companies.

Inspired by the belief that business success is only complete and lasting when it promotes the development of transformative solutions for a more just and sustainable society, Fibria executed the first cycle of its Supply Chain Sustainability Strategy in 2017 by implementing the Sustainable Supply Program, which featured the creation and dissemination of the Supplier Relationship Manual, including on-site audits, designed to foster an environment of interaction between the Company and suppliers through clear and balanced communication, as well as align expectations on issues and practices to generate shared value. The initiative is aimed at all types of suppliers and Fibria’s employees directly and indirectly involved in supplier contracting and supplier relations.

PEOPLE

Fibria is strongly committed to the health and safety of its employees and contractors in all its operations. Its Occupational Health and Safety system comprises tools and practices selected based on a global benchmark study conducted by the Company in order to help prevent accidents, incidents and occupational diseases. These practices have ensured compliance with the requirements of OHSAS 18001 and sustainable forest management certifications CERFLOR and FSC (Forest Stewardship Council).

The Company’s progress over the last eight years led to a reduction in the accident rate resulting in lost days from 2.33 to 0.80 accidents per million man-hours worked involving own employees and contractors (66% decline). The rate of reportable accidents (OSHA_USA) fell from 8.26 to 3.65 (56% reduction).

Unfortunately, despite all our efforts and progress and because we have a total workforce of around 19,000 people (including employees and contractors), occasionally there are fatal accidents. In 2017, we had one casualty: one worker who was working in an emergency logistics operation, transporting pulp from the Três Lagoas — MS unit to the Port of Santos.

Fibria devotes its best efforts to continuously improve its practices and relentlessly pursues the goal of eliminating fatal accidents. All health and safety indicators are published every year in our Fibria Report.

Somos Fibria (We are Fibria)

In 2017, we launched the SOMOS FIBRIA initiative, which represents the evolution of our organizational culture of constant pursuit of high performance, in which we developed, together with all our executives, our Inspiration and Purpose, as well as reviewed and strengthened our management beliefs. In this context, we took another organizational step towards a more diverse and inclusive workplace in 2017. We believe diversity produces the best decisions and we have thus began an internal journey towards this new competitiveness plan at Fibria.

RELATIONS WITH THE INDEPENDENT AUDITORS

Pursuant to CVM Instruction 381/2003, we hereby declare that, in the fiscal year ended December 31, 2017, we did not contract our independent auditors to carry out any work other than that related to the external audit.

The Company’s policy for contracting services not related to the external audit from our independent auditors is based on internationally accepted principles that preserve their independence, namely that the auditors: (a) shall not audit their own work, (b) shall not perform management activities for their client and (c) shall not promote their client’s interests.

The Company’s financial statements for December 31, 2017 were audited by BDO RCS Auditores Independentes SS.

To the FIBRIA CELULOSE S.A. shareholders

Capital Expenditure Budget Proposal

According to the terms provided in the article 196 of Law no. 6.404/76, with the wording settled by Law no. 10.303 of October 31st, 2001, the Management of  Fibria Celulose S.A. (“Fibria” or “Company”) hereby presents the Capital Expenditure budget proposal.

The proposal of the allocation of the result of 2017, included in the Fibria’s Financial Statements, in order to meet its investment plan, states that, after the adjustments established in the articles 193 and 202 of Law 6.404/76, will be retained the amount of R$ 773,252 thousand, allocated to the Reserve for Investments, which will be added (i) to the current balance of this reserve, in the amount of R$ 2,010,024 thousand; and (ii) to the unclaimed dividends forfeited, in the amount of R$ 44 thousand.

The capital expenditure budget plan for 2018, dully approved in the Board of Directors’ Meeting, held on December 20, 2017, totals the amount of R$ 3,687 million, as per detailed below:

R$ Million
Maintenance	481
Modernization	174
Information Technology	23
Forestry — Renewal	2,126
Safety/Environment	87
Pulp Logistic	346
Expansion - Horizonte 2 Project	444
Others	6

Total Capital Expenditure	3,687

The investments will be executed primarily with incomes retained in the Profit Reserve for Investments in the amount of R$ 2,783 thousand. The difference, in the amount of R$ 904 million, for the realization of the total proposed investments by the Management, will be executed with use of Company’s own funds (obtained through its operational activities along the fiscal year) and third parties.

Sources and Uses Summary Table:

Sources	R$ million

Income retained for investments
Total balance of the reserve for investments	2,010
Retained income in 2017	773

Own funds (obtained through its operational activities along the fiscal year)/third parties	904

TOTAL	3,687

Uses

Investments	3,687

As per the capital expenditure budget proposal presented above, please do not hesitate to contact the Management to obtain any further clarification needed.

São Paulo, January 29, 2018.

THE MANAGEMENT

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF no. 60.643.228/0001-21

NIRE 35.300.022.807

Opinion of the Fiscal Council

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in the use of the attributions conferred to it under Article 163 of the Brazilian Corporate Law (Law n. 6,404/76), according to the meeting held on January 29, 2018 in the Company’s headquarter, examined the Financial Statements: Individual (controlling company) and consolidated (Fibria and its subsidiaries) and the respective explanatory notes, the Management Annual Report and other financial statements prepared by the Company for the fiscal year ended December 31, 2017, as well as the proposals contained therein, including the capital expenditure proposal for the fiscal year of 2018. Based on the analysis carried out and considering the opinion of the independent auditors, BDO RCS Auditores Independentes SS, dated January 29, 2018, presented without reservations, as well as the information and clarifications provided by representatives of the Company during the year, the members of the Fiscal Council unanimously concluded, in accordance with the provisions of Article 163 of Law 6.40476, to opine favorably on the submission of such documents and proposals for approval of the Ordinary General Meeting, related to the fiscal year of 2017.

São Paulo, January 29, 2018.

Maurício Aquino Halewicz Chairman of the Fiscal Council	Gilsomar Maia Sebastião Member of the Fiscal Council

Domenica Eisenstein Noronha Member of the Fiscal Council

FIBRIA CELULOSE S.A.

CNPJ No. 60.643.228/0001-21

NIRE 35.300.022.807

ANNUAL STATUTORY AUDIT COMMITTEE REPORT - 2017

About the Committee

The Statutory Audit Committee (SAC) of Fibria Celulose S.A. is a statutory body of permanent operation created in May 2013, following the best practices of Corporate Governance.

The Committee is composed of three (3) members with term of office of 5 years, with no possibility of re-election. All members are independent and also provide services as deputy management directors. Mr. Jose Écio Pereira da Costa Junior is the Financial Specialist Member.

According to the Internal Regulations, it is the Committee’s responsibility to care for the quality and integrity of the financial statements of Fibria S.A., for the compliance with the legal and regulatory requirements, for the action, independency and quality of the works performed by independent audit companies and by the internal audit — own or outsourced —, as well as for the quality and effectiveness of the internal control system and of the risk management. The Committee assessments are based on information provided from the Management, from independent auditors, from the internal audit, from the persons responsible for the management of risks and internal controls, and from the managers of reporting channels and of the complaints office, as well as on their own analyses, which arise from direct observation.

BDO RCS Auditores Independentes is the company responsible for the audit of the financial statements as per the professional norms issued by the Brazilian Federal Accounting Council — CFC - and certain specific requirements of the Brazilian Securities Commission - CVM. Independent auditors are equally responsible for the special review of the quarterly releases (ITRs) filed with the Brazilian Securities Commission - CVM. The independent auditors’ report reflects the result of their verifications and presents their opinion regarding the reliability of the financial statements of the fiscal year in relation to the accounting principles issued by CFC according to the norms issued by the International Accounting Standard Board - IASB,  CVM norms, and precepts of the Brazilian corporations’ legislation. Regarding the fiscal year ended on December 31st, 2017, the abovementioned independent auditors issued a report on January 29th, 2018 containing their unqualified opinion. Besides, PricewaterhouseCoopers Independent Auditors is responsible for the review of Fibria’s financial statements and reports in order to meet the international requirements, namely, the ones of the Securities and Exchange Commission - SEC and of the Public Company Accounting Oversight Board -  PCAOB, being, together with BDO RCS Auditores Independentes, responsible for the proper dissemination of the financial statements.

The works of Internal Audit are carried out by a company team and by Deloitte Touche Tohmatsu. The Statutory Audit Committee — Independent Auditors (“DTT”). The Statutory Audit Committee is responsible for the contraction and approval of the internal audit plan, which is monitored and guided in its execution by the Governance, Risks and Compliance — GRC - Officer, directly bound to the Board of Directors, developing its actions in a wide and independent way. It primarily observes the areas’ coverage, processes and activities that represent the most sensitive risks to the operation and the most significant impacts to the implementation of Fibria’s strategy.

Audit Committee Activities in 2017

From February 2017 to January 2018, the Committee met 12 times. Among the activities conducted in such fiscal year, the following aspects should be highlighted:

a)             Approval and follow-up of the Annual Work Schedule of Internal Audit and of its execution by DTT, including in relation to the integration with other activities related to the management of risks and compliance;

b)             Learning the points requiring attention and the recommendations arising from the Internal Audit works, as well as monitoring the mitigating measures adopted by the Management;

c)              Monitoring the internal controls’ system on its effectiveness and improvement processes, monitoring the risks of fraud based on the manifestations and meetings with Internal Audits and Independent Auditors, with the area of Internal Controls, Compliance, and Complaints Office. In the fiscal year of 2017, the works of Projeto H2 were successfully concluded observing the specific internal control norms that proved to be effective for their purposes;

d)             Analyzing the certification process of Internal Controls — SOX along with the Directors and Independent Auditors;

e)              Monitoring the adopted methodology for the management of risks and of the obtained results, according to the work presented and developed by the specialized area and by all managers responsible for risks under their management. The purpose was to ensure the disclosure and monitoring of relevant risks to the Company. In the fiscal year of 2017, the Risks Matrix was periodically reviewed;

f)               Analyzing, approving, and monitoring the Annual Work Schedule of Independent Audit and its timely execution;

g)              Monitoring the process of elaboration and review of Fibria’s financial statements, of the Management Report, and of the Results Releases, specially through meetings with directors and independent auditors to discuss the quarterly information (ITRs) and the financial statements of the fiscal year ended on December 31st, 2017;

h)             Monitoring the reporting channel open for shareholders, collaborators, issuers, suppliers and to the public, being the Complaints Office responsible for receiving and verifying the reports or suspected violations to the Code of Ethics, observing the process confidentiality and independence and, at the same time, ensuring the proper levels of transparency;

i)                 Holding periodical meetings with the main executives of the Company in order to learn the main business strategies, as well as monitoring the operating and systemic improvements for the strengthening of the processing and of the transactions’ security (including the monitoring program related to Cyber security);

j)                Meetings with the Independent Auditors of BDO RCS Auditores Independentes and of PricewaterhouseCoopers Independent Auditors in several moments to discuss the quarterly releases (ITRs) submitted for its review, learning of the audit report containing the opinion on the financial statements of the fiscal year ended on December 31st, 2017, and being satisfied with the information and clarifications that were provided;

k)             Watching out transactions with related parties and the criteria adopted to assess the Biological Asset market value, aiming at ensuring the quality and transparency of information;

l)                 Monitoring the Compliance and Loss Prevention programs and the reviews of the contracting process in order to comply with the laws and regulations to which Fibria is subjected to, as well as the risk management process, updates to the ERM Matrix and to the support system (SAP GRC RM), and the Crisis Management process.

Conclusion

The members of the Audit Committee of Fibria Celulose S.A., in the course of their attributions and legal responsibilities provided for in the Internal Regulations of the committee itself, proceeded with the assessment and analysis of the financial statements, along with the auditors’ report containing the unqualified opinion of the independent auditors, the annual management report, and the proposal for the income allocation related to the fiscal year ended on December 31st, 2017. Considering the information provided by the Company management and the audit assessment carried out by BDO RCS Auditores Independentes and PricewaterhouseCoopers Independent Auditors, such members unanimously recommend the approval of the abovementioned documents by the Board of Directors of the Company.

São Paulo, January 29th, 2018.

Júlio Sergio S. Cardozo
Audit Committee Coordinator

José Ecio Pereira da Costa Jr.
Financial Specialist Member

Maria Paula Soares Aranha
Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO